UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Soliciting Material Under Rule 14a-12

US FOODS HOLDING CORP.
(Name of Registrant as Specified in Its Charter)

SACHEM HEAD LP

SACHEM HEAD MASTER LP

SH SAGAMORE MASTER VIII LTD.

SH STONY CREEK MASTER LTD.

SACHEM HEAD CAPITAL MANAGEMENT LP

UNCAS GP LLC

SACHEM HEAD GP LLC

SCOTT D. FERGUSON

MEREDITH ADLER

JAMES J. BARBER, JR.

JERI B. FINARD

JOHN J. HARRIS

BERNARDO V. HEES

DAVID A. TOY

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 11, 2022

SACHEM HEAD LP

___________________, 2022

Dear Fellow US Foods Stockholders:

Sachem Head LP, a Delaware limited partnership (together with its affiliates, “Sachem Head” or “we”), and the other participants in this solicitation are significant stockholders of US Foods Holding Corp., a Delaware corporation (“US Foods”, “USFD” or the “Company”), who beneficially own, in the aggregate, 19,434,852 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, constituting approximately 8.7% of the outstanding Common Stock. For the reasons set forth in the attached Proxy Statement, we believe significant changes to the composition of the Board of Directors of the Company (the “Board”) are necessary to ensure that the Company is being run in a manner consistent with your best interests. We have nominated a slate of five (5) highly qualified nominees for election to the Board at the Company’s upcoming 2022 annual meeting of stockholders (the “Annual Meeting”).

We made our initial investment in the Company in 2018 given our belief that the Company’s underperformance relative to its peers could be cured with improved operational execution that would regain the trust of the investing community. Despite our efforts to engage constructively with the current Board and management team, it has become clear to us by the Company’s reactive changes and defensive posture over the previous weeks and months that there is a deep-seated resistance to real change at USFD and a lack of acknowledgment that there is even a problem. We take no pleasure in publicly criticizing companies or directors and generally work toward negotiated settlements that are in the long-term interests of all stakeholders. However, in this instance, we believe a proxy contest is the last option available to us to protect the investments of our fellow stockholders.

As the industry and business normalize following the COVID-19 pandemic, we believe a new culture of accountability is required at US Foods, and that change must start in the boardroom. While we do not question the individual accomplishments of the Company’s current directors, our engagement with the Company has led us to believe that a significant Board refreshment is necessary to create an environment in which Company management is held accountable. We believe our nominees have the skills, experience and alignment to ensure this happens and to drive the best long-term outcome for all stakeholders.

We are therefore seeking to reconstitute the Board with directors who we believe have the skills, experience and alignment to ensure this happens and to drive the best long-term outcome for all stakeholders. As evidenced by their biographies below, the five (5) director candidates we have nominated – [Meredith Adler, James J. Barber, Jr., Scott D. Ferguson, Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy] – have deeply relevant backgrounds to USFD’s business and current challenges, including backgrounds spanning operations, marketing, finance, private equity, restructuring, strategic transformation and public company governance. As a group, they have substantial and highly successful experience in the broader food and beverage industry and collectively have decades of experience as CEOs, senior executives, chairmen and directors of well-performing companies.

Biographies of Sachem Head’s nominees:

[Meredith Adler

We believe Ms. Adler’s deep food industry and financial experience make her an ideal director candidate for the Board. Ms. Adler previously served as a member of the board of directors of Performance Food Group Company (NYSE: PFGC), one of the largest food and food service distribution companies in North America, until last year. Before her retirement in 2016, she served as a Senior Equity Analyst and Managing Director at Barclays plc (NYSE: BCS). She has extensive prior financial services industry experience, having worked as a stock and bond analyst at Lehman Brothers Holdings Inc., Chemical Banking Corporation (n/k/a JPMorgan Chase & Co. (NYSE: JPM)), Credit Suisse First Boston, Inc., Salomon Brothers, Inc. and L.F. Rothschild.

James J. Barber, Jr.

We believe Mr. Barber’s substantial supply chain expertise, honed as an executive over more than three decades, would be an extremely valuable addition to the Board. Mr. Barber is the former Chief Operating Officer of United Parcel Service, Inc. (“UPS”) (NYSE: UPS), one of the world’s largest package delivery companies. Mr. Barber began his career in 1985 as a package delivery driver for UPS in Atlanta, Georgia after obtaining his Finance degree from Auburn University. He then spent 30+ years at UPS holding roles of increasing responsibility within the US, followed by relocating to Europe and becoming President of UPS Europe. Mr. Barber then relocated back to the US to become President of UPS International and join the UPS Management Committee. Mr. Barber previously served as a trustee for The UPS Foundation, on the boards of UNICEF and the Folks Center for International Business at the University of South Carolina.

Scott D. Ferguson

We believe Mr. Ferguson’s position as a significant investor in the Company and his extensive strategic, financial, entrepreneurial and corporate governance experience make him an ideal director candidate for the Board. Mr. Ferguson is the founder and managing partner of Sachem Head Capital Management LP, a value-oriented investment management firm based in New York. Prior to founding Sachem Head, he spent nine years at Pershing Square Capital Management, L.P., which he joined pre-launch as the firm’s first investment professional. Prior to Pershing Square, Mr. Ferguson served as a vice president at American Industrial Partners LLC, an operations focused private equity firm, from 1999 to 2001. Mr. Ferguson was also a business analyst at McKinsey & Company from 1996 to 1999. He currently serves on the boards of directors of Olin Corporation (NYSE: OLN), Elanco Animal Health Incorporated (NYSE: ELAN), and the Henry Street Settlement, and he is also a member of the Robin Hood Leadership Council. He previously served on the board of directors of Episcopal Charities of the Diocese of New York and is a former director of Autodesk, Inc. (NASDAQ: ADSK), a leading design & engineering software company.

Jeri B. Finard

We believe Ms. Finard’s food and consumer goods executive leadership experience as well as marketing and operational background would be a valuable asset to the Board. Ms. Finard has spent more than two decades in food and consumer goods-related executive roles. She has served as President and Chief Executive Officer, North America of Godiva Chocolatier, Inc., and in senior roles at Kraft Foods, Inc. (n/k/a Mondelēz International, Inc. (NASDAQ: MDLZ)) and at Avon Products, Inc. (n/k/a Avon International). Her current and prior board experience includes Serta Simmons Bedding, LLC, OLLY Public Benefit Corporation, Seventh Generation, Inc., Frontier Communications Corporation (n/k/a Frontier Communications Parent, Inc. (NASDAQ: FYBR)), RevAir, HEX Performance, LLC, Raymundos Food Group, LLC and WeAre8.

John J. Harris

We believe Mr. Harris’ more than three decades of experience in operational and executive roles at the world’s largest food and beverage company would be extremely additive to the Board. Mr. Harris served in a number of senior roles at Nestlé S.A. (OTC: NSRGY), the world's largest food and beverage company, including as Chairman and Chief Executive Officer of Nestlé Waters, S.A., and Chief Executive Officer Nestlé Petcare Europe. He is a former Chairman of the board of directors of the North American Pet Food Institute. Mr. Harris joined Carnation Company in 1974 and joined Nestle in 1984 after it acquired Carnation, retiring after a 39-year career at the combined company. Mr. Harris serves on the boards of directors of the California State University, Northridge Foundation and the Advocates Pro Golf Association Tour.

Bernardo V. Hees

We believe that Mr. Hees’ broad range of public board experience, turnaround acumen, supply chain expertise and executive leadership abilities make him an ideal candidate for the Board. Mr. Hees previously served as the Chief Executive Officer of The Kraft Heinz Company (NASDAQ: KHC), Chief Executive Officer of H.J. Heinz Holding Corporation, Chief Executive Officer of Burger King Worldwide Holdings, Inc., a subsidiary of Restaurant Brands, Inc. (NYSE: QSR), and Burger King Worldwide, Inc., also a subsidiary of Restaurant Brands. Most recently, he served as partner at 3G Capital Inc. His prior logistics experience includes serving in various roles for América Latina Logística, the largest full-service logistics provider in Latin America, including as Chief Executive Officer. Mr. Hees’ board experience includes currently serving as the Executive Chairman of the board of directors for Avis Budget Group, Inc. (NASDAQ: CAR), and as a member of the board of directors of Bunge Limited (NYSE: BG), a global agribusiness and food company, and HPX Corp. (NYSE: HPX), a special purpose acquisition company. He previously served on the board of directors for Burger King Inc.

David A. Toy

We believe Mr. Toy’s extensive food industry leadership experience and multi-functional corporate and financial background make him an ideal director candidate for the Board. Mr. Toy currently serves as the Chief Executive Officer of Heartisan Foods Inc., an omni-channel market leader in smoked, flavored, and kosher all-natural cheese. Previously, he served in numerous positions for Sauer Brands, Inc., a manufacturer of food products, and as Chief Financial Officer for Diversey Inc., a provider of cleaning and hygiene products. Prior to that, he held a variety of positions at The Kraft Heinz Company (NASDAQ: KHC), one of the largest food and beverage companies in the world, including as President, US Foodservice. His other experience includes corporate planning and financial roles at Lexmark International, Inc. and Eastman Chemical Company (NYSE: EMN). Mr. Toy serves as a member of the board of directors of QBD & Minus Forty Technologies Corp., a North American designer and manufacturer of refrigerated marketing solutions.]

There are currently twelve (12) directors serving on the Board, all of whom have terms expiring at the Annual Meeting and one of whom will not be standing for reelection at the Annual Meeting. Through the attached Proxy Statement and enclosed GOLD proxy card, we are soliciting proxies to, among other matters as described therein, elect not only our five (5) nominees, but also the candidates who have been nominated by the Company other than [____].[____],[____],[____] and [____]. This gives stockholders who wish to vote for our nominees the ability to vote for a full slate of all ten (10) nominees in total to be elected at the Annual Meeting by the holders of the Company’s shares of common stock and preferred stock, voting together as single class (holders of the Company’s preferred stock will also be entitled to vote as a separate class on the election of an eleventh (11th) director candidate).

The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. Your vote to elect our nominees will have the legal effect of replacing five (5) incumbent directors with our nominees. If elected, our nominees will constitute a minority on the Board and there can be no guarantee that our nominees will be able to implement the actions that they believe are necessary to unlock stockholder value. However, we believe the election of our nominees is an important step in the right direction for enhancing long-term value at the Company.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today. The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to stockholders on or about ____________, 2022.

If you have already voted for the incumbent management slate, you may change your vote by signing, dating and returning a later dated GOLD proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Innisfree M&A Incorporated, which is assisting us, at its address and toll-free number listed below.

Thank you for your support,

/s/ Scott D. Ferguson

Sachem Head LP

Scott D. Ferguson

If you have any questions, require assistance in voting your GOLD proxy card,

or need additional copies of our proxy materials,

please contact Innisfree at the phone numbers listed below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (877) 456-3507

Banks and Brokers may call collect: (212) 750-5833

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED APRIL 11, 2022

2022 ANNUAL MEETING OF STOCKHOLDERS

OF

US FOODS HOLDING CORP.

_________________________

PROXY STATEMENT
OF
SACHEM HEAD LP
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

Sachem Head LP (“SH”), Sachem Head Master LP (“SHM”), SH Sagamore Master VIII Ltd. (“SH Sagamore”), SH Stony Creek Master Ltd. (“Stony Creek Master”), Sachem Head Capital Management LP (“Sachem Head Capital”), Uncas GP LLC (“SH Management”), Sachem Head GP LLC (“Sachem Head GP”) and Scott D. Ferguson (collectively, “Sachem Head” or “we”) are significant stockholders of US Foods Holding Corp., a Delaware corporation (“US Foods”, “USFD” or the “Company”), who, together with the other participants in this solicitation, beneficially own an aggregate of 19,434,852 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, representing approximately 8.7% of the outstanding shares of Common Stock.

We are seeking to elect a slate of five (5) nominees to the Company’s Board of Directors (the “Board”) because we believe that the Board must be significantly reconstituted to reverse the Company’s significant underperformance under current leadership. We have nominated a slate of highly qualified and capable candidates with relevant backgrounds and industry experience who we believe, if elected, will bring the talented leadership and responsible oversight necessary to implement a successful turnaround of USFD. We are seeking your support at the annual meeting of stockholders scheduled to be held on May 18, 2022, at 9:00 a.m., Central Daylight Time at 9399 W. Higgins Road, Suite 100, Rosemont, Illinois 60018 (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of stockholders held in lieu thereof, the “Annual Meeting”) for the following:

1.	To elect Sachem Head’s five (5) director nominees, [Meredith Adler, James J. Barber, Jr., Scott D. Ferguson, Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy] (each a “Nominee” and, collectively, the “Nominees”) to hold office until the 2023 annual meeting of stockholders and until their respective successors have been duly elected and qualified;

2.	To vote on the Company’s proposal to approve, on an advisory basis, the compensation paid to the Company’s named executive officers;

3.	To vote on the Company’s proposal to ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal 2022;

4.	If properly presented at the Annual Meeting, to vote on a proposal submitted by a stockholder concerning the Company’s greenhouse gas emissions; and

5.	To transact such other business, if any, as may properly come before the Annual Meeting.

Sachem Head believes the terms of all twelve (12) directors (including the one (1) director elected solely by holders of the Series A Preferred Stock (as defined below) voting as a separate class and one (1) director who will not be standing for reelection at the Annual Meeting) currently serving on the Board expire at the Annual Meeting. With respect to the first proposal concerning the election of directors, this Proxy Statement is soliciting proxies to elect not only our five (5) Nominees, but also the candidates who have been nominated by the Company other than [____].[____],[____],[____] and [____]. This gives stockholders who wish to vote for our Nominees the ability to vote for a full slate of all ten (10) nominees in total to be elected at the Annual Meeting by the holders of the Company’s Common Stock and Series A Preferred Stock (as defined below), voting together as a single class (holders of the Company’s Series A Preferred Stock will also be entitled to vote as a separate class on the election of an eleventh (11th) director candidate designated by the KKR Parties (as defined below)). The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. Your vote to elect our Nominees will have the legal effect of replacing five (5) incumbent directors with our Nominees. If elected, our Nominees will constitute a minority on the Board and there can be no guarantee that our Nominees will be able to implement the actions that they believe are necessary to unlock stockholder value. However, we believe the election of our Nominees is an important step in the right direction for enhancing long-term value at the Company and that, if elected, our Nominees will bring fresh perspectives, talented leadership, and responsible oversight in implementing a much-needed turnaround at the Company.

The participants in this solicitation intend to vote their shares (the “Sachem Head Group Shares”) FOR the election of the Nominees, [FOR / AGAINST] the approval of the advisory vote on the compensation paid to the Company’s named executive officers, [FOR / AGAINST] the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal 2022 and [FOR / AGAINST] the stockholder proposal concerning the Company’s greenhouse gas emissions.

While we currently intend to vote all of the Sachem Head Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Sachem Head Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand, however, that all shares of Voting Stock (as defined below) represented by the enclosed GOLD proxy card will be voted at the Annual Meeting as marked.

The Company has set the close of business on March 21, 2022 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 9399 W. Higgins Road, Suite 100, Rosemont, Illinois 60018.

According to the Company’s proxy statement, holders of record of shares of Common Stock and the Company’s Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”, and together with the Common Stock, the “Voting Stock”), as of the close of business on the Record Date are entitled to notice of and to vote at the Annual Meeting. Holders of Common Stock and Series A Preferred Stock (on a fully converted basis) vote together as a single class with respect to the proposals set forth above at the Annual Meeting. Each outstanding share of Voting Stock is entitled to one vote on each such matter to be voted upon at the Annual Meeting. Holders of the Series A Preferred Stock are also entitled to a separate class vote with respect to the election of one director to the Board designated by KKR Fresh Aggregator L.P. and KKR Fresh Holdings L.P. (collectively, the “KKR Parties”) under the terms of an Investment Agreement, dated as of April 21, 2020 (the “Investment Agreement”), a matter for which we are not seeking your proxy to vote.

According to the Company’s proxy statement, on the Record Date, there were 223,116,794 shares of Common Stock issued and outstanding and 532,281 shares of Series A Preferred Stock issued and outstanding.

THIS SOLICITATION IS BEING MADE BY SACHEM HEAD AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH SACHEM HEAD IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

SACHEM HEAD URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING, AND RETURNING THE ENCLOSED GOLD PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our GOLD proxy card are available at

www.[_____________________].com

IMPORTANT

Your vote is important, no matter how few shares of Voting Stock you own Sachem Head urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of the Nominees and in accordance with Sachem Head’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Voting Stock are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to Sachem Head, c/o Innisfree M&A Incorporated (“Innisfree”) in the enclosed postage-paid envelope today.

•	If your shares of Voting Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Voting Stock, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Voting Stock on your behalf without your instructions.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the Company’s proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our five (5) Nominees only on our GOLD proxy card. So please make certain that the latest dated proxy card you return is the GOLD proxy card.

If you have any questions, require assistance in voting your GOLD proxy card,

or need additional copies of our proxy materials,

please contact Innisfree at the phone numbers listed below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (877) 456-3507

Banks and Brokers may call collect: (212) 750-5833

BACKGROUND OF THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

•	In 2007, the Company’s predecessor, US Foodservice, was acquired by affiliates of KKR & Co. Inc. (together with its affiliates, “KKR”) and affiliates of Clayton, Dubilier & Rice, LLC (together with its affiliates, “CD&R”) from Royal Ahold N.V. In November 2011, the Company was rebranded as “US Foods.”
•

In December 2013, the Company entered into an acquisition agreement to merge with Sysco Corporation (“Sysco” or “SYY”). The Company believed that the pendency of the Sysco merger resulted in a slowing of its sales growth as many potential customers hesitated to switch their business to US Foods during this period of uncertainty. After failing to obtain regulatory approvals, the acquisition agreement with Sysco was terminated on June 26, 2015.

•	On May 25, 2016, the Company priced its initial public offering (the “IPO”) at $23 per share and began trading on the New York Stock Exchange (the “NYSE”) on May 26, 2016.
•	At the time of the Company’s IPO, Pietro Satriano served as the Company’s President and Chief Executive Officer, having been named to that position in July 2015. Eight directors served on the Board at the time of the IPO, including Mr. Satriano, John A. Lederer, who served as the Company’s President and Chief Executive Officer from September 2010 through July 2015, and Nathaniel H. Taylor, an employee of KKR.
•	Following the IPO and exercise of the underwriter’s option, each of KKR and CD&R held approximately 38% of the Company’s Common Stock (approximately 76% of the Company’s Common Stock in total). As a result of this ownership, the Company disclosed that it was a “controlled company” pursuant to the rules of the NYSE in its Annual Report on Form 10-K filed on February 27, 2017, and further noted that its stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.
•	In July 2016, Court D. Carruthers and David M. Tehle were named to the Board.
•	In January 2017, Robert M. Dutkowsky and Carl A. Pforzheimer were named to the Board.
•	Between January 2017 and December 2017, KKR and CD&R sold their shares of the Company’s Common Stock in a series of registered offerings, reducing their combined ownership of the Company’s Common Stock from approximately 76% to 0%. Upon completion of the final offering of Common Stock, Mr. Taylor resigned as a member of the Board.
•	In the third quarter of 2017, Sachem Head became interested in a potential investment in the Company and began conducting investment due diligence with respect to the Company.
•	On October 2, 2017, representatives of Sachem Head had a call with representatives of the investor relations team of the Company to introduce Sachem Head and hear the Company’s perspectives on the business.

•	On February 15, 2018, the Company released an earnings presentation with guidance with respect to several key performance metrics, including Case Growth, Net Sales Growth, and Adjusted EBITDA Growth.
•	On March 15, 2018, the Company held an Investor Day and released a presentation wherein an “enhanced focus on significant cost reduction opportunities” was cited as one of three key reasons to invest in the Company.
•	On its earnings call on July 30, 2018, the Company announced its acquisition of five subsidiary entities from Services Group of America, Inc. in an all-cash acquisition valued at $1.8 billion. The Company also announced that it was reducing the 2018 guidance issued in February with respect to Case Growth, Net Sales Growth and Adjusted EBITDA Growth. The market price of the Company’s Common Stock decreased by approximately 17.5% as of the close of trading for the day.
•	In August 2018, Sachem Head made its initial investment in the Company based on its belief that the Company traded at a significant discount to Sysco, despite having similar business models and comparable growth profiles, and because Sachem Head believed there was a significant margin opportunity at US Foods. At such time, Sachem Head believed that the Company’s multiple would re-rate as the Company’s credibility with investors was restored by improved margin execution and a corresponding decline in the Company’s leverage profile.
•	From August 2018 through February 2020, representatives of Sachem Head had over 20 meetings or telephone calls with the Company’s management, including Pietro Satriano, the Company’s Chief Executive Officer and then Chairman of the Board, Dirk Locascio, the Company’s Chief Financial Officer, and/or its investor relations team as Sachem Head continued to monitor its investment in the Company and listen to the Company’s perspectives on the business.
•

On March 6, 2020, the Company announced its agreement to acquire Smart Foodservice Warehouse Stores (“Smart Foodservice”), a chain of warehouse-format stores catering to the foodservice industry, from funds managed by affiliates of Apollo Global Management, Inc., in an all-cash transaction valued at approximately $970 million. The Company indicated that the transaction would be funded with cash on hand and incremental debt.

•	Also on March 6, 2020, representatives of Sachem Head and the Company held a telephone conference call to discuss the Smart Foodservice transaction. Sachem Head expressed concern that the Company was taking on significant additional indebtedness during the worsening of the COVID-19 pandemic, which had already been declared a global health emergency by the World Health Organization, a public health emergency by the United States, and which was already causing a material volume decrease in restaurant sales in Europe. Messrs. Satriano and Locascio indicated that the Board had considered the impact of the COVID-19 pandemic on the transaction, and they assured Sachem Head that the Company could safely fund the transaction with additional indebtedness even if volumes declined significantly from then-current levels for an extended period of time.
•	On March 11, 2020, representatives of Sachem Head attended a group meeting with members of the Company’s management team and several other investors. Management discussed deteriorating trends due to the COVID-19 pandemic, but reiterated that even if volumes declined significantly from then-current levels for an extended period of time, the Company would be able to fund the Smart Foodservice transaction with cash on hand and the Company’s asset-backed credit facilities. Investors at the meeting expressed concern regarding both the Company’s strategic rationale and debt-funding capacity for the transaction.

•	On March 23, 2020, the Company filed a press release noting that it had drawn $1 billion under its existing revolving credit facilities to retain as cash on hand as the COVID-19 pandemic continued to worsen. The press release also noted that the Company was withdrawing its previous earnings guidance in connection with the COVID-19 pandemic.
•	On March 25, 2020, representatives of the Company’s investor relations team and Sachem Head had a conference call to discuss the Company’s liquidity position in light of the worsening of the COVID-19 pandemic and the Company’s pending acquisition transaction. The Company’s investor relations team again assured Sachem Head that the Company would not be required to sell additional equity to fund the acquisition.
•	On April 21, 2020, the Company announced a $500 million issuance of convertible preferred equity to KKR. The investment carried a 7% dividend (subject to step-up to 10% in certain circumstances), payable in kind in the first year and in-kind or in cash at the Company’s option thereafter, and was convertible into shares of the Company’s Common Stock at a price of $21.50 per share, which represented an approximately 46% discount to the closing price of $39.67 on February 11, 2020, the date of the Company’s most recent earnings release. At the time of the issuance, on an as-converted basis, the transaction gave KKR approximately 9.6% of the total voting rights of the Company and the right to designate a director for election to the Board. Among other things, the investment agreement between the Company and KKR required KKR to vote its shares (i) in favor of each director nominated and recommended by the Board for election at stockholder meetings of the Company, and (ii) against any stockholder nominations for director which were not approved and recommended by the Board for election at any such meeting.
•	On April 22, 2020, the Company announced an offering of $800 million in senior secured notes, which was subsequently increased to $1 billion in such notes. The proceeds of the offering were to be used for general corporate purposes, including $400 million to repay a portion of credit facility indebtedness drawn to fund a portion of the Smart Foodservice transaction.

•	In May 2020, Nathaniel H. Taylor was re-appointed to the Board as the designee of KKR.

•	From May 2020 through February 2021, representatives of Sachem Head had more than 10 meetings or telephone calls with the Company’s management and/or its investor relations team as Sachem Head continued to monitor its investment in the Company and listen to the Company’s perspectives on the business.
•	On March 15, 2021, representatives of Sachem Head met with Bernardo V. Hees to discuss the Company. Sachem Head and Mr. Hees discussed a potential relationship between Mr. Hees and Sachem Head whereby Mr. Hees would advise Sachem Head on its investment in the Company. Sachem Head believed that Mr. Hees would be a valuable advisor with respect to the Company given his history of operational excellence and his extensive experience as the former chief executive officer of a foodservice customer, a foodservice supplier, and a route-based network.
•	Between March and May 2021, Sachem Head continued its discussions with Mr. Hees and continued its investment due diligence with respect to the Company. After researching the Company’s operations both independently and with the assistance of Sachem Head, Mr. Hees indicated that he believed that the Company could achieve significant operational improvement without material disruption to the business if the Board and management would be willing to re-focus on the operations side of the business and embrace a culture of accountability throughout the organization.

•	On May 5, 2021, Sachem Head and Mr. Hees executed an agreement whereby Mr. Hees was engaged as a consultant and advisor to Sachem Head.
•	From May to October 2021, Sachem Head continued to research the Company’s challenges and opportunities with a goal of presenting its analysis to the Company’s senior management team when completed.
•	On October 7, 2021, Sachem Head filed a Schedule 13D (the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”) disclosing a 5.1% ownership position and aggregate economic exposure to 9.2% of the outstanding shares of Common Stock of the Company. The Schedule 13D also disclosed that Sachem Head had retained Mr. Hees to serve as an advisor and as a potential director nominee for election to the Board.
•	On October 15, 2021, representatives of Sachem Head traveled to the Company’s headquarters to meet with Messrs. Satriano and Locascio and Melissa Napier, the Company’s Treasurer and Senior Vice President of Investor Relations. At the meeting, representatives of Sachem Head offered to work together with the Board and management team to address the Company’s challenges, realize the Company’s opportunities, and improve the Company’s governance, with a focus on: (i) the Company’s operational execution, (ii) its margin gap relative to its closest industry peer Sysco, (iii) capital allocation decisions and (iv) the high level of turnover on the Company’s executive team. Representatives of Sachem Head asked the Company to: (i) split the Chairman and Chief Executive Officer roles then held by Mr. Satriano and to appoint Mr. Hees as Executive Chairman while retaining Mr. Satriano as Chief Executive Officer, (ii) appoint Sachem Head’s Founder and Managing Partner, Scott D. Ferguson, and the Chief Executive Officer of Heartisan Foods Inc. and independent director candidate, David A. Toy, to the Board, (iii) form an Operational Improvement Committee of the Board and empower such committee to release multi-year profit targets to stockholders and (iv) provide key members of the management team with retention bonuses (collectively, “Sachem Head’s Proposals”). Representatives of Sachem Head made it clear that it was Sachem Head’s preference to work privately and constructively with Company management to effectuate the changes necessary to achieve the Company’s full potential.
•	On October 21, 2021, Messrs. Satriano and Locascio had an initial meeting with Mr. Hees to discuss the Company and the broader industry.
•	On October 27, 2021, Mr. Satriano emailed Mr. Ferguson to indicate that he had met with the Board to discuss Sachem Head’s Proposals and that the Board had asked Mr. Satriano, Lead Independent Director Robert M. Dutkowsky and director Cheryl A. Bachelder to meet with Messrs. Ferguson and Hees.
•	On November 8, 2021, the Company issued a press release reporting its third quarter fiscal 2021 results. The market price of the Company’s shares of Common Stock decreased by approximately 5.5% as of the close of trading for the day.
•	On November 15, 2021, representatives of Sachem Head met with Ms. Bachelder and Messrs. Dutkowsky and Satriano via videoconference to discuss the status of the conversations between Sachem Head and the Company. Mr. Satriano indicated that the Board believed that Sachem Head’s Proposals could enhance stockholder value at the Company and stated that the Board was willing to direct members of its Nominating and Corporate Governance Committee, including Mr. Dutkowsky, Carl A. Pforzheimer, and Ann E. Ziegler) to interview Messrs. Ferguson, Hees and Toy with a view towards appointing them to the Board. The call concluded with the representatives of Sachem Head and the Company agreeing to work in good faith to schedule such interviews as promptly as possible.

•	Between November 16 and November 29, 2021, Sachem Head attempted to coordinate with the Company to schedule meetings between Messrs. Hees and Toy and the members of Nominating and Corporate Governance Committee of the Board.
•	On November 24, 2021, Mr. Ferguson left a voicemail with Mr. Satriano and emailed him to note that Sachem Head and the Company had originally agreed to try to schedule the interviews of Messrs. Ferguson, Hees and Toy with members of the Nominating and Corporate Governance Committee prior to the Thanksgiving holiday, but noted that the Company had proposed a schedule that would not be concluded until mid-December. Mr. Ferguson asked Mr. Satriano for his help in expediting the scheduling of the meetings with a goal of completing them as promptly as possible.
•	On November 29, 2021, Mr. Satriano responded to Mr. Ferguson’s email to acknowledge the voicemail and to offer to advance certain previously scheduled meetings by approximately one week.
•	On November 30, 2021, Sachem Head filed its first amendment to the Schedule 13D with the SEC disclosing a 6.3% ownership position and aggregate economic exposure to 9.2% of the outstanding shares of Common Stock of the Company.
•	On December 6, 2021, Mr. Ferguson met with Mr. Dutkowsky and the Company’s Executive Vice President, General Counsel and Chief Compliance Officer Kristin M. Coleman via videoconference.
•	On December 8, 2021, Mr. Ferguson met with Ms. Ziegler, Mr. Pforzheimer and Ms. Coleman via videoconference.
•	Also on December 8, 2021, Sachem Head filed its second amendment to the Schedule 13D with the SEC disclosing a 7.6% ownership position and aggregate economic exposure to 9.2% of the outstanding shares of Common Stock.
•	On December 14, 2021, Messrs. Hees and Toy each met separately with Mr. Pforzheimer and Ms. Coleman at the Company’s headquarters.
•

On December 15, 2021, Mr. Hees met with Mr. Dutkowsky, Ms. Ziegler and Ms. Coleman at the Company’s headquarters. On the same day, Mr. Toy met separately with Mr. Dutkowsky and Ms. Ziegler at the Company’s headquarters.

•	Also on December 15, 2021, Sachem Head filed its third amendment to the Schedule 13D with the SEC disclosing an 8.7% ownership position and aggregate economic exposure to 9.2% of the Company’s outstanding shares of Common Stock.
•	On December 21, 2021, Mr. Ferguson met with Ms. Bachelder and Messrs. Dutkowsky and Satriano via videoconference. At the meeting, Mr. Dutkowsky indicated that the Board believed that there should be no significant change in the Company’s current strategy, but that the Board would be willing to appoint Mr. Ferguson and a second, mutually agreeable director candidate to the Board. Mr. Dutkowsky did not mention Mr. Toy’s candidacy and indicated that the Board was not willing to invite Mr. Hees to join the Board under any circumstances. Mr. Ferguson expressed his disappointment that the Company did not recognize any shortcomings in its current strategy and in the Company’s unwillingness to consider Mr. Hees for a role on the Board, but indicated that he would consider the Company’s offer in good faith.

•	On January 11, 2022, Mr. Satriano and Mr. Ferguson had a follow-up telephone conversation to discuss the Company’s offer to name Mr. Ferguson and a second mutually agreeable candidate to the Board. Mr. Ferguson indicated to Mr. Satriano that he would decline to accept the offer because (i) his interactions with the Company to that point had suggested that the Board did not recognize any problems with the Company’s current strategy and (ii) he believed that, as a single director, he would not have the ability to effect the significant cultural shift necessary to enable the Company to achieve its full potential.
•	On February 11, 2022, the Company filed a Current Report on Form 8-K and issued a press release announcing that the Board had determined to separate the roles of Chief Executive Officer and Chairman of the Board then held by Mr. Satriano and to appoint then Lead Independent Director Mr. Dutkowsky as Chairman of the Board, with Mr. Satriano continuing to serve as Chief Executive Officer and as a director. The Company also announced that the Board had appointed directors Ms. Bachelder and Ms. Ziegler to serve as Chairs of the Compensation and Nominating and Corporate Governance Committee, respectively.
•

On February 15, 2022, Sachem Head delivered a letter to the Company nominating a slate of seven highly qualified director candidates, including Meredith Adler, James J. Barber, Jr., Jeri B. Finard, John J. Harris and Messrs. Ferguson, Hees and Toy (collectively, the “Original Nominees”), for election to the Board at the Annual Meeting.

•	On February 15, 2022, Sachem Head filed its fourth amendment to the Schedule 13D with the SEC announcing its nomination of the Original Nominees for election to the Board at the Annual Meeting, and reporting 8.7% ownership and economic exposure to the Company’s outstanding shares of Common Stock.
•	Also on February 15, 2022, Sachem Head issued a public letter to the Company’s stockholders. In the letter, Sachem Head (i) highlighted that the Company’s domestic business continues to trail its closest industry peer, Sysco, (ii) noted its belief that material improvements to the Company’s operational execution and financial performance were desperately needed, (iii) expressed disappointment with the Board’s apparent resistance to Sachem Head’s ideas for operational improvements at the Company and seeming lack of acknowledgment of the Company’s underperformance and (iv) shared its belief that a refreshment of the Board with the Original Nominees was necessary to improve operational execution, drive margin growth and create value for the Company’s stockholders.
•	Later on February 15, 2022, the Company issued a press release in response to Sachem Head’s nominations, which Sachem Head believed contained misleading personal attacks on Mr. Hees designed to distract stockholders from the Company’s underperformance.
•	Before the opening of the U.S. stock markets on February 17, 2022, the Company filed a Current Report on Form 8-K and issued a press release reporting earnings that failed to meet consensus estimates for the fourth quarter of 2021. The earnings release also contained guidance for fiscal year 2022 and introduced long-term guidance for fiscal year 2024.

•	After the opening of the U.S. stock markets on February 17, 2022, trading in the shares of the Company’s Common Stock was halted due to accounting errors in the earnings release issued by the Company earlier that day. The Company also delayed the beginning of its earnings conference call while it corrected the errors and reissued the earnings release.
•	Also on February 17, 2022, Sachem Head delivered a letter to the Company requesting the inspection of certain stockholder list materials and related information pursuant to Section 220 of the Delaware General Corporation Law (the “Books and Records Request”).
•	On February 18, 2022, the Company filed an amended Current Report on Form 8-K to amend the “Outlook for Fiscal Years 2022 and 2024” contained in its press release issued the day prior wherein the Company lowered its outlook for Adjusted Diluted EPS for fiscal year 2022.
•	Also on February 18, 2022, the Company’s counsel delivered a letter to Sachem Head, signed by Ms. Coleman on behalf of the Company, alleging certain purported deficiencies with the nomination notice and reminded Sachem Head that the Company’s nomination deadline with respect to the Annual Meeting was 11:59 p.m. Central Time on February 19, 2022. The Company’s letter contained misstatements of the Company’s Amended and Restated Bylaws (the “Bylaws”) and federal securities law, which it used as a basis for the alleged deficiencies.
•	Also on February 18, 2022, Sachem Head’s counsel delivered a letter to the Company, on behalf of Sachem Head, in response to the Company’s purported deficiency letter wherein Sachem Head maintained that its nomination notice did not contain any deficiencies that needed to be remedied and that the disclosure therein was in full compliance with relevant provisions of the Bylaws and federal securities law. The letter also addressed the Company’s misstatements of the Bylaws and federal securities law, and cautioned the Company against any further efforts to manipulate the Company’s corporate machinery to frustrate Sachem Head’s right to nominate director candidates.
•	On February 19, 2022, Sachem Head delivered a supplement to its nomination notice to the Company to clarify the date on which Mr. Hees no longer served as a member of the América Latina Logística Board of Directors.
•	On February 22, 2022, Sachem Head issued a press release expressing its disappointment with the Company’s 2021 earnings release and the misleading personal attacks lodged by the Company on Mr. Hees in the Company’s press release, dated February 15, 2022. In the press release, Sachem Head noted its beliefs that (i) achieving the Company’s new 2022 guidance would still result in a disappointing gap in performance relative to Sysco, (ii) the Company’s long-term guidance for fiscal year 2024 still fell significantly short of the Company’s full potential, (iii) the margin gap versus Sysco remained relevant and within the Company’s control despite management’s assertion on the fourth quarter and fiscal year 2021 earnings call to the contrary and (iv) stockholders would see through attempts to distract them from the Company’s underperformance with misleading personal attacks on Mr. Hees.

•	On February 25, 2022, the Company responded to the Books and Records Request.
•	On March 15, 2022, Ms. Coleman contacted a representative of Sachem Head to invite certain of the Original Nominees that the Nominating and Corporate Governance Committee had yet to meet for an interview. Sachem Head responded that Mr. Ferguson would contact Mr. Dutkowsky in the coming days to discuss the Nominating and Governance Committee’s request prior to scheduling any further interviews with the Original Nominees. Ms. Coleman replied that Mr. Dutkowsky wanted Ms. Bachelder to also be on the call, and a videoconference was scheduled for later that week.

•	On March 17, 2022, Sachem Head filed its preliminary proxy statement with the SEC.

•	On March 29, 2022, the Company filed its preliminary proxy statement with the SEC.

•	Also on March 29, 2022, the Company filed a Current Report on Form 8-K and issued a press release announcing that it had filed its preliminary proxy statement with the SEC and increased the size of the Board from ten (10) to twelve (12) directors and appointed Marla Gottschalk and Quentin Roach to the Board. The press release further provided that John Lederer would not stand for reelection at the Annual Meeting, at which time the size of the Board will decrease from twelve (12) to eleven (11) directors.

•	On March 30, 2022, Mr. Ferguson had a call with Mr. Taylor wherein Mr. Ferguson made an offer (the “March 30 Offer”) to end the proxy contest if the Company were to (i) agree to give Sachem Head four seats on the Board and (ii) issue a public announcement that the Company would either (A) launch a search for a new CEO or (B) explore strategic alternatives.

•	On April 2, 2022, Mr. Ferguson had a call with Mr. Dutkowsky and Ms. Bachelder, wherein Mr. Ferguson reiterated the terms of his March 30 Offer, and further elaborated that while Sachem Head still thought the best path forward would be for the Company to agree to Sachem Head’s Proposals from October 2021, if the Board disagreed with that path, Sachem Head would also accept one of the following four alternatives: (i) a public announcement that the Company intended to pursue strategic alternatives, (ii) an immediate search for a new CEO with the requisite skill set to address the operational problems identified in Sachem Head’s Proposals, (iii) a settlement in which Sachem Head’s nominees would constitute a majority of the Board, or (iv) presenting the Company’s ideas and Sachem Head’s ideas to stockholders to determine the right direction for the Company by voting on the composition of the Board at the Annual Meeting. Mr. Ferguson asked for a response by Friday, April 8, 2022.

•	On April 9, 2022, Mr. Dutkowsky and Ms. Bachelder had a call with Mr. Ferguson to offer Sachem Head a settlement substantially similar to the Company’s initial offer on December 21, 2021, wherein the Company offered Sachem Head two seats on the Board despite the size of the Board having increased since such time, with the following terms: (1) the appointment of two Sachem Head nominees to the Board: Mr. Ferguson and another Sachem Head nominee (other than Mr. Hees and Ms. Adler); (2) the formation of a five-member committee charged with the evaluation of avenues to create shareholder value, which would include both Sachem Head directors; and (3) a standstill for a minimum of two proxy seasons.

•	On April 11, 2022, the Company filed its definitive proxy statement with the SEC.

•	Also on April 11, 2022, Sachem Head filed this revised preliminary proxy statement with the SEC.

•	Also on April 11, 2022, Sachem Head issued a press release stating that, following the Company’s March 29, 2022, announcement that two new independent directors would be added to the Board and that long-tenured director and former US Foods CEO John Lederer would not be standing for reelection, Sachem Head had reevaluated the optimal number of directors needed to be put forward in order to deliver the change Sachem Head believed was required for the Company to begin to fulfill its potential and, as a result, had determined to reduce its slate from seven (7) to five (5) Nominees.

REASONS FOR THE SOLICITATION

Sachem Head beneficially owns approximately 8.7% of US Foods’ Common Stock, making us one of the Company’s largest stockholders. We have been stockholders in the Company since 2018 and believe significant change is needed for the Company to fulfill its long-term potential. We take no pleasure in publicly criticizing companies or directors and generally work toward negotiated settlements that are in the long-term interests of all stakeholders. However, in this instance, we believe a proxy contest is the last option available to us to protect the interests of our fellow stockholders.

As the industry and business normalize following the COVID-19 pandemic, we believe a new culture of accountability is required at US Foods, and that change must start in the boardroom. While we do not question the individual accomplishments of the Company’s current directors, our engagement with the Company has led us to believe that a significant Board refreshment is necessary to create an environment in which Company management is held accountable. We believe our Nominees have the skills, experience and alignment to ensure this happens and to drive the best long-term outcome for all stakeholders.

We believe that the addition of our Nominees to the Board is a necessary change for the Company to succeed over the long term and believe that their insight and expertise will ultimately improve the Company’s relationships with its customers, suppliers, employees and other stakeholders.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

The Board Has Overseen Significant Stock Price Underperformance Since the Company’s IPO

The Company’s underperformance relative to its peers and the broader market with respect to total shareholder return is evident over nearly every relevant time period prior to the public announcement of our nominations at the Company.

Relative Cumulative Total Shareholder Return
Time Period	USFD	SYY	PFGC	S&P 500	Russell 3000
1 Year	4%	11%	3%	14%	10%
3 Year	7%	35%	36%	71%	68%
5 Year	37%	78%	125%	108%	102%
Source: Bloomberg. Total shareholder return with dividends re-invested in security as of February 11, 2022, the first business day prior to the announcement of Sachem Head’s nomination. PFGC represents Performance Food Group Company.

We Believe There is a Significant Opportunity for Operational Improvement

US Foods has consistently trailed the domestic business1 of Sysco Corporation (“Sysco” or “SYY”) in terms of operational execution. In the past, management has indicated that US Foods has a 200 basis point margin gap versus Sysco’s domestic business, and has suggested that approximately 75% of the gap could be closed over time.2 We believe that this implies an opportunity to increase adjusted EBITDA by approximately $450 million.3 US Foods emphasized supply chain efficiency at its 2018 Investor Day and has discussed the margin opportunity with investors repeatedly since then but little progress has been made in addressing the problem. Per Bloomberg and Visible Alpha, market consensus estimates now expect the margin gap to widen by approximately 20 basis points from calendar year 2019 to calendar year 2023.

Since our engagement with US Foods began, it appears that the Company’s leadership is no longer willing to publicly address questions from investors about the margin gap, but we believe that the progress on this metric (or lack thereof) is a key performance indicator for the current leadership team. We believe that with the proper oversight from a Board with the right expertise, the Company can succeed in closing a significant portion of the addressable margin gap in the coming years.

1 Sysco US Foodservice Operations, SYGMA and Other divisions with a corporate overhead allocation based on percentage of revenue.

2 See management commentary at the Barclays Eat, Sleep, Play Conference in December 2017 and similar comments three years later at the ICR Conference in January 2021 (noting that, with respect to the margin gap, “nothing has changed”).

3 Based on the Company’s reported 2021 revenues of approximately $29.5 billion, a 150bps margin gap implies an opportunity of approximately $443 million. Based on consensus estimates of approximately $32.8 billion for 2022 revenues, as reported by Bloomberg, a 150bps margin gap implies an opportunity of approximately $492 million.

We Believe There Has Been Significant Disruption in a Mission-Critical Executive Role and Business Function Under the Company’s Current Leadership

We believe that turnover in key leadership positions on the Company’s operations team has hampered management’s ability to make material improvements in operational efficiency. Since its initial public offering in 2016, the Company has had four different Chief Supply Chain Officers, in addition to a year-long period during the depths of the COVID-19 pandemic when there was no full-time supply chain executive serving in this critical role. This level of turnover in a key leadership position is compounded by the fact that the Company’s Chief Executive Officer had little background in supply chain management prior to joining US Foods.

Based on our interviews with former US Foods employees, we believe that much of the turnover in the Company’s supply chain organization has been driven by management’s unwillingness to give the supply chain team the authority to implement even the basic steps necessary to make the Company’s operations comparable with its peers, let alone make it a best-in-class operator. We believe this leads to frustration within the executive ranks and explains the frequent departures in this position, as talented executives leave the Company for other opportunities where their skills are more highly valued.

While the COVID-19 pandemic has been a challenging period for the industry and obviously shifted investor focus in the sector – first to liquidity and then to volume recovery – we believe the industry is now pivoting to a focus on efficiency and operating performance as the entire sector faces a difficult labor and supply chain environment. We believe these challenges amplify the need for US Foods to be as efficient and crisp in its execution as possible.

We Believe Poor Capital Allocation Decisions Have Contributed to Value Destruction for Stockholders

We believe US Foods has been plagued by value-destructive M&A under its current leadership. For example, in 2018, the Company announced the purchase of Services Group of America (“SGA”), a foodservice provider in the Northwest United States. Despite what we viewed at the time as reasonable strategic logic behind the deal, we believe the Company paid a very full price for the SGA assets but received very little in connection with divestitures required to receive regulatory approval, selling approximately 17% of purchased EBITDA in the transaction at approximately 4x EBITDA. After accounting for these divestments, the SGA assets were purchased for approximately 18x pre-synergy EBITDA.

The Smart Foodservice deal, announced in March 2020 and closed a month later, is, in our belief, another example of poor capital allocation by current Company leadership. When the deal was agreed to, the world was already experiencing the early stages of the COVID-19 pandemic, with restaurant sales seeing large declines in Europe and early declines in the United States. We believe a disciplined leadership team would have known that it was not the right time to engage in a large-scale acquisition, much less at the full price the Company agreed to pay. Less than two months after the deal was announced, the Company chose to fund a portion of the transaction in a dilutive preferred equity transaction at a time of severely depressed valuations across the equity capital markets. We believe this dilution, which common stockholders are still paying for today, would not have been necessary without the poorly timed Smart Foodservice transaction.

We believe these capital allocation missteps have resulted in significant value destruction for common stockholders and are reflected in the continued underperformance of US Foods’ Common Stock relative to its industry peers and the broader indices.

The Company Has Reduced and Missed Guidance in the Past and We Believe Has Set Underwhelming Goals for the Future

In February 2018, the Company released its initial guidance with respect to key performance metrics, including Case Growth, Net Sales Growth, and Adjusted EBITDA Growth. On its July 2018 earnings call only a few months later, the Company reduced its guidance and the Common Stock lost approximately 17.5% of its value in a single day. Accounting for 2019 actual performance and assuming that the Company had achieved its pre-pandemic 2020 guidance issued in February 2020, we believe that the Company would still have underperformed its 2018 three-year EBITDA target by approximately 10%. To be clear, this underperformance does not include the impact of the COVID-19 pandemic.

Given the material impact that the COVID-19 pandemic had on both the Company and the industry in 2020 and 2021, we think it is appropriate to focus next on the Company’s guidance issued in February 2022 for the fiscal year 2022 and its long-term guidance through fiscal year 2024.

We believe that achieving US Foods’ new 2022 guidance would still be a disappointing result relative to Sysco. The midpoint of the Company’s 2022 adjusted EBITDA guidance is $1.25 billion, which implies a decrease of approximately 14% relative to the Company’s pro forma adjusted EBITDA of $1.45 billion for 2019. Analysts expect Sysco to grow adjusted EBITDA in calendar year 2022 versus calendar year 2019, suggesting that the Company will significantly underperform Sysco on a relative basis in 2022.

We believe that the Company’s long-term guidance still falls significantly short of the Company’s full potential. The Company’s adjusted EBITDA forecast for 2024 of $1.7 billion implies a compound annual growth rate of approximately 3% versus its pro forma 2019 results, with a normalized historical growth of approximately 6-7% thereafter. We believe the Company’s plan does not reflect the significant change that we believe is necessary for the Company to achieve its full potential.

We Believe US Foods’ Track Record of Failure Has Destroyed Its Credibility With Investors

After years of watching the Company’s current leadership (1) fail to execute on margin opportunities, (2) fail to address the turmoil in its supply chain organization, (3) fail to make good capital allocation and funding decisions and (4) fail to maintain reasonable earnings guidance and meet it, we believe investors no longer trust that US Foods will ever make good on its promises. We believe this lack of faith in management is reflected in the Company’s industry-low valuation. Despite substantially similar business models and leverage levels on fully recovered market consensus CY2023 estimates, on the trading day prior to our nominations US Foods traded at approximately 13x earnings per share, while Sysco traded at approximately 19x earnings per share. We believe that the Company’s multiple discount to Sysco will persist until real change occurs and the Company regains the trust of the investing public.

The Board Refused to Acknowledge the Problem with the Company’s Substantial Stock Price and Operational Underperformance in Response to Our Efforts to Constructively Engage

After years of disappointment with the Company’s performance, we engaged Bernardo Hees in 2021 to advise us on operational improvements that might be possible at US Foods. Over the course of six months, we worked with Mr. Hees to develop ideas for the Company that would help increase efficiency, close the margin gap, improve the customer experience and retain key members of the executive team. By taking such actions, which we intend to share with stockholders in more depth over the coming weeks, we believe that the Company can create significant value for its stockholders and benefit the Company’s customers, suppliers, employees and other stakeholders.

When we filed our initial Schedule 13D in October 2021, we asked for an opportunity to present our ideas to management and members of the Board, and expressed our strong preference to negotiate a mutually agreeable solution in private, informing the Company’s leadership that we wanted to work with the current Board and management team, not replace them. We suggested an executive role for Mr. Hees modeled after the highly successful Executive Chairman position he currently holds at Avis Budget Group Inc. With this arrangement, we felt that US Foods could benefit from Mr. Hees’ best-in-class operating and supply-chain expertise, combined with Mr. Satriano’s experience in marketing and brand management. Above all, we made clear that we were not advocating for Mr. Hees or anyone else to step into the Chief Executive Officer role.

While the Company eventually offered to name a Sachem Head representative and a mutually agreeable director to the existing ten-person Board, we declined because we did not think that outcome would sufficiently drive the significant changes required to achieve the Company’s full potential. During our interactions with the Company, both public and private, it has become apparent to us that there is a deep-seated resistance to real change at US Foods, and, in fact, a lack of acknowledgement that there is even a problem.

We Continue to Have Concerns with the Company’s Corporate Governance Practices

Despite some of the recent actions taken by the Board, such as the separation of the Chair and CEO roles, which we urged the Board to consider, we continue to have concerns with various aspects of the Company’s governance structure. Specifically, stockholders are prohibited from taking action by written consent, are barred from calling special meetings, and cannot fix the number of directors or fill vacancies on the Board, which we believe severely limits the ability of stockholders to effect change at US Foods. For a Company that has repeatedly discussed its commitment to good corporate governance in recent times, we believe it is surprising that the Board has apparently failed to implement two of the most important stockholder rights – the ability to act by written consent and the ability to call a special meeting – both of which are widely considered best-in-class corporate governance practices. While the Board has touted its commitment to best practices of corporate governance, actions speak louder than words, and we are struck by the Board’s use of US Foods’ corporate machinery to insulate itself from the Company’s stockholders.

We are Confident Change in the Boardroom Can Unlock the Significant Value Opportunity at US Foods

Over the next few years, we believe there is a significant opportunity for US Foods to improve operational execution, resulting in adjusted EBITDA margins closer to Sysco’s domestic business. We believe that these operational improvements can be completed over time and without a material impact on revenue. In fact, because we view reliable and timely delivery with high fill rates as the most important driver of customer satisfaction, we believe operational improvements may even enhance revenue growth over time as operations run more efficiently. Ultimately, we believe better execution will improve the Company’s relationships with customers and suppliers – but this will require a Board that is willing to acknowledge the problem, help identify solutions and hold management accountable to stockholders.

We have nominated an accomplished slate of nominees with extensive operational experience in key areas of relevance. These Nominees will bring the skills, experience and alignment that we believe are desperately needed by the US Foods Board. Most importantly, we believe our Nominees will create a culture of accountability at the Company and re-establish credibility with the Company’s stockholders, the true owners of the Company, and the market more generally.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of twelve (12) directors (including one (1) director elected solely by holders of the Series A Preferred Stock voting as a separate class and one (1) director who will not be standing for reelection at the Annual Meeting), each with a term expiring at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our five (5) Nominees, [Meredith Adler, James J. Barber, Jr., Scott D. Ferguson, Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy]. If elected, our Nominees will constitute a minority of the Board and there can be no guarantee that the Nominees will be able to implement the actions that they believe are necessary to unlock stockholder value. However, we believe the election of our Nominees is an important step in the right direction for enhancing long-term value at the Company.

This Proxy Statement is soliciting proxies to, among other matters as described herein, elect not only our five (5) Nominees, but also the candidates who have been nominated by the Company other than [____], [____], [____], [____] and [____]. This gives stockholders who wish to vote for our Nominees the ability to vote for a full slate of all ten (10) nominees in total to be elected at the Annual Meeting by the holders of the Voting Stock, voting together as a single class (holders of the Series A Preferred Stock will also be entitled to vote as a separate class on the election of an eleventh (11th) director candidate designated by the KKR Parties). The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Nominees. All of the Nominees are citizens of the United States. In addition, Mr. Hees is a citizen of Brazil.

[Meredith Adler, age 67, is currently retired after having served as a Senior Equity Analyst and Managing Director at Barclays plc (NYSE: BCS), a global financial services provider, from September 2008 until July 2016. Previously, Ms. Adler served as Vice President and then Managing Director for Lehman Brothers Holdings Inc., a former global financial services firm, from 1996 to 1999 and then 1999 to 2008; Senior Vice President and then Managing Director for Chemical Banking Corporation (n/k/a JPMorgan Chase & Co. (NYSE: JPM), once the third-largest bank in the United States, from 1994 until it merged with Chase Manhattan Corporation in 1996; Vice President of Credit Suisse First Boston, Inc., the investment banking division of Credit Suisse Group AG (NYSE: CS), from 1989 to 1994; Vice President for Salomon Brothers, Inc. a former American multinational bulge bracket investment bank, from January 1989 to April 1989; and Vice President of L.F. Rothschild, a former merchant and investment banking firm, from 1986 to 1989. Ms. Adler previously served as a member of the board of directors of Performance Food Group Company (NYSE: PFGC), one of the largest food and food service distribution companies in North America, from 2016 to November 2021. Ms. Adler received her B.A. in Religion from Boston University and her M.B.A. in Finance from New York University’s School of Business.

Sachem Head believes that Ms. Adler’s deep food industry and financial experience make her an ideal director candidate for the Board.

James J. Barber, Jr., age 61, is the former Chief Operating Officer of United Parcel Service, Inc. (“UPS”) (NYSE: UPS), one of the world’s largest package delivery companies, from March 2018 to January 2020. Mr. Barber began his career as a package delivery driver for UPS. He then spent over thirty years at UPS holding roles of increasing responsibility including as President of UPS International, from May 2013 to February 2018, President of UPS Europe, from July 2011 to April 2013, District Manager, from January 2006 to July 2011, Region and District Controller, from June 1993 to December 2005, Accounting Manager, from January 1989 to May 1993, and Accounting Billing Supervisor, from June 1984 to December 1989. Mr. Barber previously served as a trustee for The UPS Foundation, and on the boards of UNICEF and the Folks Center for International Business at the University of South Carolina. He earned his Bachelor’s degree in Finance from Auburn University.

Sachem Head believes that Mr. Barber’s substantial supply chain expertise, honed as an executive over more than three decades, would be an extremely valuable addition to the Board.

Scott D. Ferguson, age 48, is the founder and managing partner of Sachem Head Capital Management LP, an investment management firm based in New York, which he started in 2012. Prior to starting Sachem Head Capital, Mr. Ferguson served as the first investment professional at Pershing Square Capital Management, L.P., an investment advisory firm, from 2001 to 2012. Prior to that, Mr. Ferguson served as a Vice President at American Industrial Partners LLC, a private equity firm, from 1999 to 2001, and as a business analyst at McKinsey & Company, a management consulting firm, from 1996 to 1999. Mr. Ferguson has served on the boards of directors of Elanco Animal Health Incorporated (NYSE: ELAN), an animal healthcare company, since December 2020, and Olin Corporation (NYSE: OLN), a chemical products manufacturer and distributor, since February 2020, and previously served as a director of Autodesk, Inc. (NASDAQ: ADSK), a design and engineering software company, from March 2016 to June 2017. Mr. Ferguson received his A.B. in Public Policy from Stanford University and his M.B.A. from Harvard Business School.

Sachem Head believes that Mr. Ferguson’s position as a significant investor in the Company and his extensive strategic, financial, entrepreneurial and corporate governance experience make him an ideal director candidate for the Board.

Jeri B. Finard, age 62, currently serves as Co-Founder and Managing Partner of Lykos Capital Partners, a boutique growth equity firm providing emerging consumer brands capital and operating expertise, a position she has held since February 2018. Previously, Ms. Finard served as President and Chief Executive Officer, North America, of Godiva Chocolatier, Inc., a Belgian chocolate maker, from 2012 to 2014; Global Brand President, of Avon Products, Inc. (n/k/a Avon International) (formerly NYSE: AVN), a global beauty products company, from 2008 to 2012; and in various roles at Kraft Foods, Inc. (n/k/a Mondelēz International, Inc. (NASDAQ: MDLZ), a multinational confectionery, food and beverage company, including as Executive Vice President and Chief Marketing Officer, from 2006 to 2007, Executive Vice President and President of the N.A. Beverages Sector Kraft Foods, from 2004 to 2006, General Manager of Kraft’s Coffee Division in 2003 and of Kraft Food’s Desserts Division, from 2000 to 2003. In connection with her role as a Managing Partner at Lykos Capital Partner, Ms. Finard currently serves as a director at each of RevAir, a company that manufactures and sells reverse-air hair dryers and straighteners, since June 2021and HEX Performance, LLC, a proprietary laundry detergent and fabric care system designed for activewear, since February 2018. She is also on the board of Raymundos Food Group, LLC, an ethnic refrigerated food company, since 2016, and serves as Board Chair at WeAre8, a media-tech platform that connects brands with consumers at scale, since January 2018. Ms. Finard previously served as a director at each of Serta Simmons Bedding, LLC, a mattress company, from 2015 to January 2020; OLLY Public Benefit Corporation, a maker of premium nutrition and wellness products, from July 2018 to June 2019; Seventh Generation, Inc., an American company that sells eco-friendly cleaning, paper, and personal care product, from 2011 to 2016; and Frontier Communications Corporation (n/k/a Frontier Communications Parent, Inc. (NASDAQ: FYBR)), an American telecommunications company, from 2005 to 2014. Ms. Finard received her B.A. in Politics from Brandeis University and her M.B.A. from Columbia Graduate School of Business.

Sachem Head believes that Ms. Finard’s food and consumer goods executive leadership experience as well as marketing and operational background would be a valuable asset to the Board.

John J. Harris, age 70, is currently retired after having served in various roles for Nestlé S.A. (OTC: NSRGY), the world’s largest food and beverage company, including as Chairman and Chief Executive Officer of Nestlé Waters, S.A., from 2007 to 2013, Chief Executive Officer Nestlé Petcare Europe, Asia, Oceania and Africa, from 2005 to 2007 and Chief Executive Officer Nestlé Petcare Europe from 2002 to 2005, Chief Worldwide Integration Officer from 2001 to 2002, President Global Petcare Strategic Business Unit, from 1999 to 2001, President of Friskies Petcare Company (n/k/a/ Nestlé Purina Petcare), a former division of Nestlé, from 1997 to 1999, Senior Vice President for Nestlé S.A., Vevey of the Nestlé Worldwide Petcare Strategic Business Unit from 1997 to 1999, Vice President and General Manager of the Friskies PetCare Division from 1991 to 1997, Vice President and General Manager of the Carnation Products Division, from 1987 to 1991, and held other various positions in both the Friskies PetCare and Carnation Products divisions, including prior to the Carnation Company’s acquisition by Nestlé S.A. in 1984, from 1974 to 1987. Mr. Harris previously served as the Chairman of the board of directors of the North American Pet Food Institute. He serves on the boards of directors of the California State University, Northridge Foundation and the Advocates Pro Golf Association Tour. Mr. Harris received his B.A. in Political Science from California State University and his M.B.A. from the University of California, Los Angeles Anderson School of Management.

Sachem Head believes that Mr. Harris’ more than three decades of experience in operational and executive roles at the world’s largest food and beverage company would be extremely additive to the Board.

Bernardo V. Hees, age 52, most recently served as partner at 3G Capital Inc., a global investment firm, from 2010 until November 2019. Mr. Hees previously served as the Chief Executive Officer of The Kraft Heinz Company (NASDAQ: KHC), one of the largest food and beverage companies in the world, from 2015 to June 2019. He served as Chief Executive Officer of H.J. Heinz Holding Corporation, from 2013 until its merger with Kraft Foods Group in 2015. Prior to that, Mr. Hees served as Chief Executive Officer of Burger King Worldwide Holdings, Inc., a global fast food restaurant chain and subsidiary of Restaurant Brands, Inc. (NYSE: QSR) (“Restaurant Brands”), from 2010 to 2013. In Brazil, Mr. Hees served in various roles for América Latina Logística, the largest full-service logistics provider in Latin America, including as Chief Executive Officer, from 2005 to 2010, a member of the board of directors, from 2005 to 2013, Chief Operations Officer, from 2003 to 2004, Commercial Vice President, Industrial Products, from 2002 to 2003, Chief Financial Officer, from 2000 to 2002, and Logistic Analyst, from 1998 to 2000. Mr. Hees currently serves as the Executive Chairman of the board of directors for Avis Budget Group, Inc. (NASDAQ: CAR), (“ABG”), one of the world's largest car rental providers, since July 2020, having served as Non-Executive Chairman of ABG‘s board of directors, from February 2020 to June 2020, and as a member of the board of directors of Bunge Limited (NYSE: BG), a global agribusiness and food company, since December 2019. He has also served as co-founder and co-chairman of the board of directors of HPX Corp. (NYSE: HPX), a special purpose acquisition vehicle formed for the purpose of entering into a business combination with a high quality Brazilian company, since March 2020, and as a member of the board of directors of Casa & Video, a Brazilian department store chain, since January 2020. Mr. Hees previously served on the board of directors for Burger King Inc., from 2010 to 2014. Mr. Hees received his B.S. in Economics from Pontificia Universidade Catolica do Rio de Janeiro, his M.B.A. from the Warwick Business School at Warwick University, UK, and completed the Owner/President Management Program (OPM) at Harvard Business School.

Sachem Head believes that Mr. Hees’ broad range of public board experience, turnaround acumen, supply chain expertise and executive leadership abilities make him an ideal candidate for the Board.

David A. Toy, age 55, currently serves as the Chief Executive Officer of Heartisan Foods Inc., an omni-channel market leader in smoked, flavored, and kosher all-natural cheese, since June 2021. Previously, Mr. Toy served in numerous positions for Sauer Brands, Inc. (“Sauer Brands”), a manufacturer of food products, including as Chief Customer Steward, from August 2020 to June 2021, and President of Foodservice, from August 2019 to August 2020. Mr. Toy served as Chief Financial Officer for Diversey Inc., a provider of cleaning and hygiene products, from September 2017 to June 2018. Prior to that, he held a variety of positions at Kraft Heinz Company (NASDAQ: KHC), one of the largest food and beverage companies in the world, including as President, US Foodservice, from 2015 to April 2017, Group Vice President, North America Foodservice, from 2013 to 2015, Vice President, SAP Implementation and Transformation, from 2011 to 2013, and Vice President, Finance and Group Chief Financial Officer of Foodservice, from 2008 to 2011. Mr. Toy served in a number of roles for Lexmark International, Inc., a manufacturer of laser printers and imaging products, including as Vice President Finance, SAP Implementation, from 2007 to 2008, Group Chief Financial Officer, Inkjet Printers and Supplies, from 2004 to 2007, Director Corporate Planning, from 2002 to 2004, and Senior Manager, Finance, from 1999 to 2003. Prior to that, Mr. Toy served in various multi-functional roles at Eastman Chemical Company (NYSE: EMN), a global specialty materials company, from 1991 to 1999. Mr. Toy serves as a member of the board of directors of QBD & Minus Forty Technologies Corp., a North American designer and manufacturer of refrigerated marketing solutions, since August 2021. Mr. Toy received his B.A. in Business Economics from the College of Wooster and his M.B.A. in Management from the Owen Graduate School of Management at Vanderbilt University.

Sachem Head believes that Mr. Toy’s extensive food industry leadership experience and multi-functional corporate and financial background make him an ideal director candidate for the Board.]

The principal business address of each of [Mses. Adler and Finard and Messrs. Barber, Harris, Hees and Toy] are personal residences which have been retained in the files of Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York 10019. The principal business address of Mr. Ferguson is c/o Sachem Head Capital Management LP, 250 West 55th Street, 34th Floor, New York, New York 10019.

As of the date hereof, none of [Mses. Adler or Finard or Messrs. Barber, Harris, Hees or Toy] beneficially owns any securities of the Company or has entered into any transactions in securities of the Company during the past two years.

As of the date hereof, Mr. Ferguson does not directly beneficially own any securities of the Company. Mr. Ferguson, by virtue of his position as the managing partner of Sachem Head Capital and the managing member of SH Management and Sachem Head GP, may be deemed the beneficial owner of the 19,434,852 shares of Common Stock beneficially owned in the aggregate by SH, SHM, SH Sagamore and Stony Creek Master. Mr. Ferguson disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein. Mr. Ferguson has not directly entered into any transactions in the securities of the Company during the past two years. For information regarding transactions in the securities of the Company during the past two years by SH, SHM, SH Sagamore and Stony Creek Master, please see Schedule I.

Sachem Head Capital, SH Management, Sachem Head GP and the Original Nominees (collectively, the “Group”) entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, the Group agreed to solicit proxies for the election of the Nominees to the Board at the Annual Meeting and that Sachem Head Capital and certain of its affiliates would bear all expenses incurred in connection with the Group’s activities.

Each of the Nominees may be deemed to be a member of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each of the Nominees specifically disclaims beneficial ownership of shares of Common Stock that he or she does not directly own. For information regarding purchases and sales of securities of the Company during the past two (2) years by the participants in this solicitation, see Schedule I.

[Sachem Head Capital has entered into an Engagement and Indemnification Agreement with each of the Original Nominees (other than Messrs. Hees or Ferguson) (each, a “Nominee Agreement” and collectively, the “Nominee Agreements”) pursuant to which Sachem Head Capital agreed to pay each of the Original Nominees $50,000 upon the mutual execution of the Nominee Agreement by the Original Nominee and Sachem Head Capital and, if the Original Nominee serves on SH’s slate of nominees for election at the Annual Meeting and does not withdraw, an additional $50,000 upon the earlier to occur of (i) the Original Nominee’s election to the Board by the Company’s stockholders, (ii) the Original Nominee’s appointment to the Board pursuant to an agreement between the Company and Sachem Head Capital or (iii) the Original Nominee not being elected as a director of the Company following the conclusion of Sachem Head Capital’s solicitation of proxies to elect the Nominees.]

[Sachem Head Capital has entered into a separate Engagement and Indemnification Agreement with Mr. Hees (the “Hees Agreement”), pursuant to which Sachem Head Capital agreed to pay Mr. Hees an initial payment (the “Tranche One Payment”) if Mr. Hees serves as a Nominee, which payment would vest on the earliest to occur of (i) Mr. Hees’ election to the Board, (ii) Mr. Hees’ appointment to the Board in connection with an agreed settlement between Sachem Head Capital and the Company or (iii) the date which is five (5) business days after the date of the Annual Meeting in the event Mr. Hees has not been elected or appointed to the Board pursuant to an agreed settlement between Sachem Head Capital and the Company. The Tranche One Payment is defined in the Hees Agreement to mean the amount obtained by multiplying (i) the product of (x) the average of the selling prices of the Company’s shares of Common Stock during the five-day period beginning on May 10, 2021, weighted based on the volume of trading of the Company’s shares of Common Stock on each trading day during such period (the “Tranche One Initial Value”) by (y) 50,000, and (ii) a quotient (expressed as a percentage) of (x) the average of the selling prices of the Company’s shares of Common Stock beginning on November 16, 2023 and ending on December 15, 2023, weighted based on the volume of trading of the Company’s shares of Common Stock on each trading day during such period (the “End Value”) minus the Tranche One Initial Value over (y) the Tranche One Initial Value.]

[Pursuant to the Hees Agreement, Sachem Head Capital agreed to pay Mr. Hees a second payment (the “Tranche Two Payment”) if Mr. Hees commenced service on the Board following (i) Mr. Hees’ appointment by the Company to the Board in connection with an agreed settlement between Sachem Head Capital and the Company or (ii) Mr. Hees’ election to the Board as a Nominee at the Annual Meeting, which payment would vest on December 15, 2023, subject to certain exceptions for Mr. Hees’ earlier resignation from the Board or refusal to serve or stand for re-election thereto or the termination of the Hees Agreement for cause. The Tranche Two Payment is defined in the Hees Agreement to mean the amount obtained by multiplying (i) $10 million by (ii) a quotient (expressed as a percentage) of (x) the End Value minus $50 (the “Tranche Two Initial Value”), over (y) the Tranche Two Initial Value.

Pursuant to each of the Nominee Agreements and the Hees Agreement, Sachem Head Capital agreed to indemnify each of the Original Nominees (other than Mr. Ferguson) against claims arising from the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related matters; provided that the indemnification obligations provided thereunder will not apply to any event or occurrence relating to or directly or indirectly arising out of any such Original Nominee’s service as a director of the Company, if elected.]

Sachem Head believes that each Nominee presently is, and if elected as a director of the Company, each Nominee would qualify as, an “independent director” within the meaning of (i) applicable NYSE listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, Sachem Head acknowledges that no director of a NYSE listed company qualifies as “independent” under the NYSE listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, Sachem Head acknowledges that if any Nominee is elected, the determination of such Nominee’s independence under the NYSE listing standards ultimately rests with the judgment and discretion of the Board. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

[As stated in his biography above, Mr. Toy was previously employed by Sauer Brands until June 2021. As a manufacturer of food products, Sauer Brands makes sales to national food distributors, including the Company, which likely exceed the threshold for transactions requiring disclosure pursuant to Item 404 of Regulation S-K under the Exchange Act. However, as a former employee, Mr. Toy is not aware of, and does not have access to, the details with respect to any such transactions between Sauer Brands and the Company, but expects that such information is within the Company’s possession.]

[As stated in his biography above, Mr. Hees previously served as Chief Executive Officer of América Latina Logística (n/k/a Rumo S.A.), from 2005 until his departure in 2010 to become a partner at 3G Capital Inc. in New York City, and continued to serve as a member of its board of directors until 2013. In 2019, Mr. Hees entered into a voluntary settlement agreement with the Securities and Exchange Commission of Brazil (“CVM”) related to accounting disputes with respect to América Latina Logística’s interim and annual financial statements for periods between June 2010 and September 2012 (as more fully described in the CVM opinion pertaining to CVM Proceeding SEI No. 19957.010176/2018 36), which CVM alleged Mr. Hees was partially responsible for. Mr. Hees admitted no wrongdoing, and paid a fine in connection with such settlement and the matter was resolved.]

Other than as stated herein, there are no arrangements or understandings between or among any of the participants in this solicitation or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

We do not expect that any of the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Voting Stock represented by the enclosed GOLD proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of Voting Stock represented by the enclosed GOLD proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD

PROPOSAL NO. 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, as required by Section 14A of the Exchange Act, the Company is asking stockholders to vote to approve, on an advisory (nonbinding) basis, the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement. Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the stockholders of the Company approve, on an advisory basis, the compensation of the Company’s named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including in the sections entitled “Compensation Discussion and Analysis” and “Executive Compensation” in this proxy statement.”

As disclosed in the Company’s proxy statement, the vote on this proposal is advisory and non-binding on the Company and the Board and its committees, however the Company will consider the outcome of the vote when making future executive compensation decisions.

[WE MAKE NO RECOMMENDATION] WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES [“FOR”/“AGAINST”] THIS PROPOSAL.

PROPOSAL NO. 3

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee has appointed Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal 2022. The Company is submitting the appointment of Deloitte & Touche LLP for ratification at the Annual Meeting.

The Company has disclosed that if stockholders fail to ratify the selection, the fiscal 2022 appointment will remain unchanged, but the Audit Committee will consider the outcome of the vote on this proposal in determining whether it will appoint Deloitte & Touche LLP as the independent registered public accounting firm for fiscal 2023.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES [“FOR”/“AGAINST”] THIS PROPOSAL.

 PROPOSAL NO. 4

STOCKHOLDER PROPOSAL CONCERNING THE COMPANY’S GREENHOUSE GAS EMISSIONS

As discussed in further detail in the Company’s proxy statement, Green Century Capital Management, Inc., a stockholder of the Company, has submitted a proposal to the Company which calls for US Foods to adopt short, medium, and long-term science-based greenhouse gas emissions reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050 or sooner and to effectuate appropriate emissions reductions prior to 2030. The text of Green Century Capital Management, Inc.’s proposal follows:

“Whereas: In 2018, the Intergovernmental Panel on Climate Change advised that greenhouse gas emissions must be reduced 45% by 2030 and reach net zero by 2050 to limit warming to 1.5° Celsius, prevent the worst consequences of climate change, and meet the goals of the Paris Agreement. In 2021, the UN reported that the world is “way off track” in its efforts to achieve these targets. Companies must therefore act rapidly to reduce emissions in line with science-based goals.

US Foods uses palm oil, soy, cattle, cocoa, coffee, and wood pulp in its products. These commodities are leading drivers of deforestation, which accounts for over 10 percent of global greenhouse gas emissions.

In its 2020 10-K, US Foods identifies consumer preference for “sustainably-manufactured food and packaging products” as an important dynamic affecting the industry, particularly among the “largest demographic cohorts.” US Foods acknowledges that this growing preference “may reduce demand for our products.” US Foods also identifies “severe weather and climate conditions” as factors that could interrupt supplies or increase product costs.

However, US Foods has no active greenhouse gas emissions reduction targets, and no time-bound commitments to set targets for reducing its Scope 1, 2, and 3 emissions. Further, US Foods has not yet measured or disclosed its comprehensive Scope 3 emissions. Scope 3, or value chain, emissions are likely to be US Foods’ greatest emissions source. For context, Sysco, a US Foods competitor, discloses that Scope 3 emissions make up 98% of its total emissions. Deforestation is a major source of Scope 3 emissions for food companies, and US Foods also lacks a comprehensive no-deforestation policy.

Competing foodservice distribution companies, including Sysco and UNFI, are setting reduction targets for their Scope 1, 2, and 3 emissions consistent with the goals of the Paris Agreement, and seeking validation of these targets through the Science Based Targets initiative. Sysco is also developing a comprehensive no-deforestation policy. Failure to keep pace with competitors and anticipate regulatory changes may pose material risks to US Foods, including restricted market share, inability to meet government mandates, and reputational damage.

Resolved: Shareholders request that US Foods adopt short, medium, and long-term science-based greenhouse gas emissions reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050 or sooner and to effectuate appropriate emissions reductions prior to 2030.

Supporting Statement: In assessing targets, proponents recommend, at management’s discretion:

•	Consideration of approaches used by advisory groups such as the Science Based Targets initiative;

•	Adopting emissions reduction targets inclusive of all GHG Protocol-defined sources of Scope 3 emissions—including from agriculture, land use change, and deforestation—that align with limiting temperature increases to 1.5°C;

•	Increasing the scale, pace, and rigor of initiatives aimed at reducing the carbon intensity of US Foods’ supply chain;

•	Adopting a no-deforestation policy for all relevant forest-risk commodities.”

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES [“FOR”/“AGAINST”] THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

As discussed in further detail in the Company’s proxy statement, holders of Common Stock and Series A Preferred Stock (on a fully converted basis) vote together as a single class on all matters at the Annual Meeting, other than the election of the one (1) director candidate designated by the KKR Parties for election to the Board by the holders of the Series A Preferred Stock. Stockholders who sell their shares of Voting Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Voting Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Voting Stock after the Record Date.

Shares of Voting Stock represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, [FOR / AGAINST] the advisory vote on executive compensation, [FOR / AGAINST] the ratification of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal 2022 and [FOR / AGAINST] the stockholder proposal concerning the Company’s greenhouse gas emissions, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

According to the Company’s proxy statement, in addition to the one (1) director candidate designated by the KKR Parties for election to the Board, the current Board intends to nominate ten (10) candidates for election at the Annual Meeting with terms expiring at the 2023 Annual Meeting. This Proxy Statement is soliciting proxies to, among other matters as described herein, elect our Nominees as directors in opposition to five (5) of the incumbent directors. Stockholders who vote on the enclosed GOLD proxy card will also have the opportunity to vote for the candidates who has been nominated by the Company other than [____], [____], [____], [____] and [____]. Stockholders will therefore be able to vote for all ten (10) nominees in total to be elected at the Annual Meeting by the holders of the Voting Stock, voting together as a single class (holders of the Company’s Series A Preferred Stock will also be entitled to vote as a separate class on the election of an eleventh (11th) director candidate designated by the KKR Parties). Under applicable proxy rules we are required either to solicit proxies only for our Nominees, which could result in limiting the ability of stockholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit for our Nominees while also allowing stockholders to vote for fewer than all of the Company’s nominees, which enables a stockholder who desires to vote for our Nominees to also vote for certain of the Company’s nominees. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. In the event that some of the Nominees are elected, there can be no assurance that the Company nominee(s) who get the most votes and are elected to the Board will choose to serve as directors on the Board with the Nominees who are elected.

While we currently intend to vote all of the Sachem Head Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Sachem Head Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand, however, that all shares of Voting Stock (as defined below) represented by the enclosed GOLD proxy card will be voted at the Annual Meeting as marked.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Voting Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting under the Bylaws and Delaware law. For the Annual Meeting, the presence in person or by proxy of the holders of a majority of the voting power of the shares of Voting Stock entitled to vote at the Annual Meeting will constitute a quorum for the transaction of business at the Annual Meeting; provided, however, that where a separate vote by a class or series is required, such as the election of the director designated by the KRR Parties by the holders of the Series A Preferred Stock, the holders of a majority in voting power of all issued and outstanding stock of such class or series entitled to vote on such matter, present in person or represented by proxy, will constitute a quorum entitled to take action with respect to such matter.

Abstentions or withheld votes are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a stockholder of record, you must deliver your vote by mail or attend the Annual Meeting in person and vote in order to be counted in the determination of a quorum.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The Company has adopted a majority vote standard for non-contested director elections and a plurality vote standard for contested director elections. As a result of our nomination of the Nominees, the director election at the Annual Meeting will be contested, so with respect to the ten (10) seats to be filled by the Voting Stock, voting together as a single class, the ten (10) nominees for such seats receiving the highest vote totals will be elected as directors of the Company. In order to be elected, the one (1) director designated by the KKR Parties must receive more votes cast “For” his election than votes cast “Against” his election (with holders of Series A Preferred Stock voting separately as a class). Withhold votes and broker non-votes will have no effect on the outcome of the election of directors.

Advisory Vote on Executive Compensation – According to the Company’s proxy statement, the vote to approve, on an advisory basis, the compensation of the Company’s named executive officers requires the approval of a majority of the voting power of the shares of Voting Stock present in person or by proxy and entitled to vote at the Annual Meeting. The Company has further disclosed that abstentions will have the same effect as votes “Against” the proposal and any broker non-votes will have no effect on the outcome of this proposal.

Ratification of the Appointment of Accounting Firm ─ According to the Company’s proxy statement, the proposal to ratify the appointment of Deloitte & Touche LLP to serve as the Company’s independent registered public accounting firm for fiscal 2022 requires the affirmative vote of a majority of the voting power of the shares of Voting Stock that are present or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote “Against” the proposal and any broker non-votes will have no effect on the outcome of this proposal.

Stockholder Proposal Concerning the Company’s Greenhouse Gas Emissions ─ According to the Company’s proxy statement, the stockholder proposal concerning the Company’s greenhouse gas emissions requires the affirmative vote of a majority of the voting power of the shares of Voting Stock that are present or represented by proxy at the Annual Meeting and entitled to vote thereon. The Company has further disclosed that abstentions will have the same effect as votes “Against” the proposal and any broker non-votes will have no effect on the outcome of this proposal.

Under applicable Delaware law, none of the holders of Voting Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your GOLD proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Sachem Head’s recommendations specified herein and in accordance with the discretion of the persons named on the GOLD proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Sachem Head in care of Innisfree at the address set forth on the back cover of this Proxy Statement or to the Secretary of the Company at 9399 W. Higgins Road, Suite 100, Rosemont, Illinois 60018 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Sachem Head in care of Innisfree at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, Innisfree may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Sachem Head. Proxies may be solicited by mail, facsimile, telephone, Internet, electronic mail, in person and by advertisements.

Sachem Head has retained Innisfree for solicitation and advisory services in connection with this solicitation, for which Innisfree will receive a fee not to exceed $1,000,000, together with reimbursement for its reasonable out-of-pocket expenses and performance fees, and will be indemnified by Sachem Head against certain liabilities and expenses, including certain liabilities under federal securities laws. Innisfree will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Sachem Head has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record. Sachem Head will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. In addition, directors, officers, members and certain other employees of Sachem Head may solicit proxies as part of their duties in the normal course of their employment without any additional compensation. The Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominees. It is anticipated that Innisfree will employ approximately 45 persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Sachem Head. Costs of this solicitation of proxies are currently estimated to be approximately $[________] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Sachem Head estimates that through the date hereof its expenses in furtherance of, or in connection with, the solicitation are approximately $[_______]. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any solicitation. Sachem Head may seek reimbursement from the Company of all expenses it incurs in connection with this solicitation but does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Nominees and the members of Sachem Head are participants in this solicitation. The principal business of each of SH, a Delaware limited partnership, SHM, an exempted limited partnership organized under the laws of the Cayman Islands, SH Sagamore, an exempted company incorporated under the laws of the Cayman Islands, and Stony Creek Master, an exempted company incorporated under the laws of the Cayman Islands, is investing in securities. The principal business of Sachem Head Capital, a Delaware limited partnership, is to serve as investment advisor to certain affiliated funds, including SH, SHM, SH Sagamore and Stony Creek Master. The principal business of SH Management, a Delaware limited liability company, is to serve as the sole general partner of Sachem Head Capital. The principal business of Sachem Head GP, a Delaware limited liability company, is to serve as the general partner of certain affiliated funds, including SH and SHM. Mr. Ferguson is the managing partner of Sachem Head Capital and the managing member of SH Management and Sachem Head GP.

The address of the principal office of each of the members of Sachem Head is 250 West 55th Street, 34th Floor, New York, New York 10019.

As of the date hereof, SH beneficially owned 5,351,363 shares of Common Stock, including 66,800 shares of Common Stock underlying certain call options that are currently exercisable. As of the date hereof, SHM beneficially owned 3,757,337 shares of Common Stock, including 46,900 shares of Common Stock underlying certain call options that are currently exercisable. As of the date hereof, SH Sagamore beneficially owned 9,208,222 shares of Common Stock, including 120,300 shares of Common Stock underlying certain call options that are currently exercisable. As of the date hereof, Stony Creek Master beneficially owned 1,117,930 shares of Common Stock, including 16,000 shares of Common Stock underlying certain call options that are currently exercisable. Sachem Head Capital, as the investment advisor to SH, SHM, SH Sagamore and Stony Creek Master, may be deemed to beneficially own the 19,434,852 shares of Common Stock beneficially owned in the aggregate by SH, SHM, SH Sagamore and Stony Creek Master. SH Management, as the general partner of Sachem Head Capital, may be deemed to beneficially own the 19,434,852 shares of Common Stock beneficially owned in the aggregate by SH, SHM, SH Sagamore and Stony Creek Master. Sachem Head GP, as the general partner of SH and SHM, may be deemed to beneficially own the 9,108,700 shares of Common Stock beneficially owned in the aggregate by SH and SHM. Mr. Ferguson, as the managing partner of Sachem Head Capital and the managing member of SH Management and Sachem Head GP, may be deemed to beneficially own the 19,434,852 shares of Common Stock beneficially owned in the aggregate by SH, SHM, SH Sagamore and Stony Creek Master.

Each participant in this solicitation may be deemed to be a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act. The Group may be deemed to beneficially own the 19,434,852 shares of Common Stock beneficially owned in the aggregate by all of the participants in this solicitation. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock that he, she or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two (2) years by the participants in this solicitation, see Schedule I.

The shares of Common Stock directly beneficially owned by each of SH, SHM, SH Sagamore and Stony Creek Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

As set forth on Schedule I attached hereto, SH has purchased over-the-counter American-style call options referencing (i) 55,200 shares of Common Stock, which have an exercise price of $50.00 per share and expire on December 15, 2023, and (ii) 13,800 shares of Common Stock, which have an exercise price of $40.00 per share and expire on December 15, 2023.

As set forth on Schedule I attached hereto, SHM has purchased over-the-counter American-style call options referencing (i) 35,800 shares of Common Stock, which have an exercise price of $50.00 per share and expire on December 15, 2023, and (ii) 8,900 shares of Common Stock, which have an exercise price of $40.00 per share and expire on December 15, 2023.

As set forth on Schedule I attached hereto, SH Sagamore has purchased over-the-counter American-style call options referencing (i) 96,200 shares of Common Stock, which have an exercise price of $50.00 per share and expire on December 15, 2023, and (ii) 24,100 shares of Common Stock, which have an exercise price of $40.00 per share and expire on December 15, 2023.

As set forth on Schedule I attached hereto, Stony Creek Master has purchased over-the-counter American-style call options referencing (i) 12,800 shares of Common Stock, which have an exercise price of $50.00 per share and expire on December 15, 2023, and (ii) 3,200 shares of Common Stock, which have an exercise price of $40.00 per share and expire on December 15, 2023.

As set forth on Schedule I attached hereto, SH, SHM, SH Sagamore and Stony Creak Master (collectively, the “Sachem Head Funds”) previously entered into physically settled swaps (the “Physically Settled Swaps”) referencing 6,296,930 shares of Common Stock in the aggregate that the Sachem Head Funds may have been deemed to beneficially own in the aggregate. Under the terms of each Physically Settled Swap, upon settlement, (i) a Sachem Head Fund was obligated to pay to the counterparty the specified price for the specified notional number of shares, plus interest at the rate set forth in the applicable contracts and (ii) the counterparty was obligated to deliver to a Sachem Head Fund the specified notional number of shares and to pay to a Sachem Head Fund an amount equal to dividends paid on the specified notional number of shares. The counterparties to the Physically Settled Swaps were unaffiliated third party financial institutions. On November 30, 2021, the Sachem Head Funds elected to settle the Physically Settled Swaps referencing 6,296,930 shares of Common Stock and, upon such settlement, the counterparties to such Physically Settled Swaps delivered to the Sachem Head Funds an aggregate of 6,296,930 shares of Common Stock. Upon settlement, the Sachem Head Funds were no longer parties to any Physically Settled Swaps.

The Sachem Head Funds previously entered into cash-settled total return swaps (the “Cash Settled Swaps”) referencing 9,020,800 shares of Common Stock in the aggregate. Under the terms of each Cash Settled Swap, upon settlement, (i) a Sachem Head Fund was obligated to pay to the counterparty any negative price performance of the specified notional number of shares subject to the Cash Settled Swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty was obligated to pay a Sachem Head Fund any positive price performance of the specified notional number of shares subject to the Cash Settled Swaps. Any dividends received by the counterparty on such notional shares during the term of the Cash Settled Swaps were to be paid to a Sachem Head Fund. All balances were to be settled in cash. The counterparties to the Cash Settled Swaps were unaffiliated third party financial institutions. The Cash Settled Swaps did not give the Sachem Head Funds or any of their affiliates direct or indirect voting, investment or dispositive control over any securities of Company and did not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Company. Accordingly, the Sachem Head Funds and their affiliates disclaimed beneficial ownership of any shares that may have been referenced in the Cash Settled Swap contracts or shares of other securities or financial instruments that were held from time to time by any counterparty to the contracts. As of the date hereof, the Sachem Head Funds are no longer parties to any Cash Settled Swaps.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting; (xii) no participant in this solicitation holds any positions or offices with the Company; (xiii) no participant in this solicitation has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the participants in this solicitation has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company.

There are no material proceedings to which any participant in this solicitation or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as otherwise disclosed in this Proxy Statement, with respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act have occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Sachem Head is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Sachem Head is not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Innisfree, at the address set forth on the back cover of this Proxy Statement, or call toll free at (877) 456-3507. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of Sachem Head.

This Proxy Statement is dated [ ], 2022. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement, proposals of stockholders intended to be included in the Company’s proxy statement and form of proxy for use in connection with the Company’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”) must be received by the Company’s Secretary at the Company’s principal executive offices at 9399 W. Higgins Road, Suite 100, Rosemont, Illinois 60018 no later than December 12, 2022, and must comply with the SEC rules regarding eligibility for inclusion in the Company’s proxy statement.

According to the Company’s proxy statement, if a stockholder intends to present a proposal at an annual meeting other than by submitting a stockholder proposal for inclusion in the Company’s proxy statement for that meeting, the Bylaws require the stockholder to give notice at least 90 days, but no more than 120 days, prior to the date of the first anniversary of the preceding year’s annual meeting. Therefore, to be presented at the 2023 Annual Meeting, such a proposal must be delivered between January 18, 2023 and February 17, 2023 to the Company at 9399 W. Higgins Road, Suite 100, Rosemont, IL 60018, Attention: Corporate Secretary and contain the information required by the Bylaws.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2023 Annual Meeting is based on information contained in the Company’s proxy statement for the Annual Meeting. The incorporation of this information in this Proxy Statement should not be construed as an admission by Sachem Head that such procedures are legal, valid or binding.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Sachem Head LP

_________, 2022

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Name	Trade Date	Buy/sell	No. of Shares/Quantity	Security	Strike Price ($)	Expiration Date
Sachem Head LP	3/2/2020	Sell	720	Common Stock*	N/A	N/A
Sachem Head LP	4/1/2020	Buy	15,600	Common Stock*	N/A	N/A
Sachem Head LP	4/20/2020	Buy	113,720	Common Stock	N/A	N/A
Sachem Head LP	4/21/2020	Buy	113,720	Common Stock	N/A	N/A
Sachem Head LP	4/28/2020	Buy	113,720	Common Stock	N/A	N/A
Sachem Head LP	4/28/2020	Buy	170,580	Common Stock	N/A	N/A
Sachem Head LP	5/1/2020	Sell	5,280	Common Stock*	N/A	N/A
Sachem Head LP	5/15/2020	Buy	113,400	Common Stock	N/A	N/A
Sachem Head LP	5/26/2020	Buy	283,500	Common Stock	N/A	N/A
Sachem Head LP	6/1/2020	Buy	1,600	Common Stock*	N/A	N/A
Sachem Head LP	6/23/2020	Buy	283,700	Common Stock	N/A	N/A
Sachem Head LP	7/1/2020	Sell	64,800	Common Stock*	N/A	N/A
Sachem Head LP	8/3/2020	Buy	900	Common Stock*	N/A	N/A
Sachem Head LP	9/1/2020	Buy	2,700	Common Stock*	N/A	N/A
Sachem Head LP	10/1/2020	Sell	9,450	Common Stock*	N/A	N/A
Sachem Head LP	11/2/2020	Sell	12,150	Common Stock*	N/A	N/A
Sachem Head LP	11/9/2020	Buy	247,050	Common Stock	N/A	N/A
Sachem Head LP	11/9/2020	Buy	27,450	Common Stock	N/A	N/A
Sachem Head LP	12/1/2020	Buy	2,500	Common Stock*	N/A	N/A
Sachem Head LP	1/4/2021	Buy	122,500	Common Stock*	N/A	N/A
Sachem Head LP	2/1/2021	Buy	25,000	Common Stock*	N/A	N/A
Sachem Head LP	3/1/2021	Sell	4,500	Common Stock*	N/A	N/A
Sachem Head LP	3/1/2021	Sell	101,168	Common Stock	N/A	N/A
Sachem Head LP	3/29/2021	Buy	231,240	OTC Physically Settled Total Return Swap	N/A	4/1/2024
Sachem Head LP	3/30/2021	Buy	231,240	OTC Physically Settled Total Return Swap	N/A	4/1/2024
Sachem Head LP	3/31/2021	Buy	289,050	OTC Physically Settled Total Return Swap	N/A	4/5/2024
Sachem Head LP	4/1/2021	Buy	75,951	OTC Physically Settled Total Return Swap*	N/A	4/1/2024
Sachem Head LP	5/3/2021	Sell	12,863	OTC Physically Settled Total Return Swap*	N/A	5/3/2024
Sachem Head LP	5/11/2021	Buy	205,940	OTC Physically Settled Total Return Swap	N/A	5/13/2024
Sachem Head LP	5/12/2021	Buy	235,360	OTC Physically Settled Total Return Swap	N/A	5/14/2024
Sachem Head LP	5/12/2021	Buy	122,465	OTC Physically Settled Total Return Swap	N/A	5/15/2024
Sachem Head LP	5/17/2021	Buy	29,400	OTC Call Option	40.00	12/15/2023
Sachem Head LP	5/18/2021	Buy	11,770	OTC Call Option	50.00	12/15/2023
Sachem Head LP	6/1/2021	Sell	7,083	OTC Physically Settled Total Return Swap*	N/A	6/3/2024
Sachem Head LP	6/1/2021	Sell	200	OTC Call Option*	50.00	12/15/2023
Sachem Head LP	6/23/2021	Buy	142,073	OTC Physically Settled Total Return Swap	N/A	6/26/2024
Sachem Head LP	6/24/2021	Buy	146,850	OTC Physically Settled Total Return Swap	N/A	6/26/2024
Sachem Head LP	6/25/2021	Buy	88,110	OTC Physically Settled Total Return Swap	N/A	6/27/2024
Sachem Head LP	7/1/2021	Buy	61,028	OTC Physically Settled Total Return Swap	N/A	7/1/2024
Sachem Head LP	7/1/2021	Buy	400	OTC Call Option*	40.00	12/15/2023
Sachem Head LP	7/1/2021	Buy	1,600	OTC Call Option*	50.00	12/15/2023
Sachem Head LP	7/19/2021	Buy	202,402	OTC Physically Settled Total Return Swap	N/A	7/23/2024
Sachem Head LP	8/2/2021	Sell	4,033	OTC Physically Settled Total Return Swap*	N/A	8/2/2024
Sachem Head LP	8/23/2021	Buy	148,700	OTC Physically Settled Total Return Swap	N/A	8/27/2024
Sachem Head LP	8/24/2021	Buy	145,726	OTC Physically Settled Total Return Swap	N/A	8/28/2024
Sachem Head LP	9/1/2021	Sell	29,104	OTC Physically Settled Total Return Swap*	N/A	9/3/2024
Sachem Head LP	9/9/2021	Sell	16,400	OTC Call Option*	40.00	12/15/2023
Sachem Head LP	9/9/2021	Sell	65,300	OTC Call Option*	50.00	12/15/2023
Sachem Head LP	9/30/2021	Buy	118,280	OTC Physically Settled Total Return Swap	N/A	10/2/2024
Sachem Head LP	10/1/2021	Buy	59,490	OTC Physically Settled Total Return Swap	N/A	10/3/2024
Sachem Head LP	10/1/2021	Buy	100	OTC Call Option*	40.00	12/15/2023
Sachem Head LP	10/1/2021	Buy	300	OTC Call Option*	50.00	12/15/2023
Sachem Head LP	10/4/2021	Buy	118,980	OTC Physically Settled Total Return Swap	N/A	10/8/2024
Sachem Head LP	10/5/2021	Buy	71,388	OTC Physically Settled Total Return Swap	N/A	10/9/2024
Sachem Head LP	11/1/2021	Sell	100	OTC Call Option*	40.00	12/15/2023
Sachem Head LP	11/1/2021	Sell	300	OTC Call Option*	50.00	12/15/2023
Sachem Head LP	11/3/2021	Buy	16,884	OTC Physically Settled Total Return Swap	N/A	11/4/2024
Sachem Head LP	11/8/2021	Buy	112,557	OTC Physically Settled Total Return Swap	N/A	11/4/2024
Sachem Head LP	11/9/2021	Buy	93,857	OTC Physically Settled Total Return Swap	N/A	11/4/2024
Sachem Head LP	11/10/2021	Buy	112,558	OTC Physically Settled Total Return Swap	N/A	11/4/2024
Sachem Head LP	11/11/2021	Buy	101,302	OTC Physically Settled Total Return Swap	N/A	11/4/2024
Sachem Head LP	12/1/2021	Sell	1,984	Common Stock*	N/A	N/A
Sachem Head LP	1/3/2022	Buy	145,824	Common Stock*	N/A	N/A
Sachem Head LP	1/3/2022	Buy	400	OTC Call Option*	40.00	12/15/2023
Sachem Head LP	1/3/2022	Buy	1,300	OTC Call Option*	50.00	12/15/2023
Sachem Head LP	1/26/2022	Sell	82,637	Common Stock	N/A	N/A
Sachem Head LP	1/27/2022	Sell	44,073	Common Stock	N/A	N/A
Sachem Head LP	1/31/2022	Sell	314,018	Common Stock	N/A	N/A
Sachem Head LP	2/1/2022	Buy	7,355	Common Stock*	N/A	N/A
Sachem Head LP	2/1/2022	Sell	165,485	Common Stock	N/A	N/A
Sachem Head LP	2/1/2022	Buy	100	OTC Call Option*	50.00	12/15/2023
Sachem Head LP	2/11/2022	Buy	45,510	Common Stock	N/A	N/A
Sachem Head LP	3/1/2022	Sell	4,503	Common Stock*	N/A	N/A
Sachem Head LP	4/1/2022	Sell	169,106	Common Stock*	N/A	N/A
Sachem Head LP	4/1/2022	Sell	500	OTC Call Option*	40.00	12/15/2023
Sachem Head LP	4/1/2022	Sell	1,700	OTC Call Option*	50.00	12/15/2023
Sachem Head Master LP	3/2/2020	Buy	720	Common Stock*	N/A	N/A
Sachem Head Master LP	4/1/2020	Sell	15,600	Common Stock*	N/A	N/A
Sachem Head Master LP	4/20/2020	Buy	86,280	Common Stock	N/A	N/A
Sachem Head Master LP	4/21/2020	Buy	86,280	Common Stock	N/A	N/A
Sachem Head Master LP	4/28/2020	Buy	86,280	Common Stock	N/A	N/A
Sachem Head Master LP	4/28/2020	Buy	129,420	Common Stock	N/A	N/A
Sachem Head Master LP	5/1/2020	Buy	5,280	Common Stock*	N/A	N/A
Sachem Head Master LP	5/15/2020	Buy	86,600	Common Stock	N/A	N/A
Sachem Head Master LP	5/26/2020	Buy	216,500	Common Stock	N/A	N/A
Sachem Head Master LP	6/1/2020	Sell	1,600	Common Stock*	N/A	N/A
Sachem Head Master LP	6/23/2020	Buy	216,300	Common Stock	N/A	N/A
Sachem Head Master LP	7/1/2020	Buy	64,800	Common Stock*	N/A	N/A
Sachem Head Master LP	8/3/2020	Sell	900	Common Stock*	N/A	N/A
Sachem Head Master LP	9/1/2020	Sell	2,700	Common Stock*	N/A	N/A
Sachem Head Master LP	10/1/2020	Buy	9,450	Common Stock*	N/A	N/A
Sachem Head Master LP	11/2/2020	Buy	12,150	Common Stock*	N/A	N/A
Sachem Head Master LP	11/9/2020	Buy	202,950	Common Stock	N/A	N/A
Sachem Head Master LP	11/9/2020	Buy	22,550	Common Stock	N/A	N/A
Sachem Head Master LP	12/1/2020	Sell	2,500	Common Stock*	N/A	N/A
Sachem Head Master LP	1/4/2021	Sell	122,500	Common Stock*	N/A	N/A
Sachem Head Master LP	2/1/2021	Sell	25,000	Common Stock*	N/A	N/A
Sachem Head Master LP	3/1/2021	Buy	4,500	Common Stock*	N/A	N/A
Sachem Head Master LP	3/1/2021	Sell	73,832	Common Stock	N/A	N/A
Sachem Head Master LP	3/29/2021	Buy	168,760	OTC Physically Settled Total Return Swap	N/A	4/1/2024
Sachem Head Master LP	3/30/2021	Buy	168,760	OTC Physically Settled Total Return Swap	N/A	4/1/2024
Sachem Head Master LP	3/31/2021	Buy	210,950	OTC Physically Settled Total Return Swap	N/A	4/5/2024
Sachem Head Master LP	4/1/2021	Sell	75,951	OTC Physically Settled Total Return Swap*	N/A	4/1/2024
Sachem Head Master LP	5/3/2021	Buy	12,863	OTC Physically Settled Total Return Swap*	N/A	5/3/2024
Sachem Head Master LP	5/11/2021	Buy	144,060	OTC Physically Settled Total Return Swap	N/A	5/13/2024
Sachem Head Master LP	5/12/2021	Buy	164,640	OTC Physically Settled Total Return Swap	N/A	5/14/2024
Sachem Head Master LP	5/12/2021	Buy	85,667	OTC Physically Settled Total Return Swap	N/A	5/15/2024
Sachem Head Master LP	5/17/2021	Buy	20,600	OTC Call Option	40.00	12/15/2023
Sachem Head Master LP	5/18/2021	Buy	82,300	OTC Call Option	50.00	12/15/2023
Sachem Head Master LP	6/1/2021	Buy	200	OTC Call Option*	50.00	12/15/2023
Sachem Head Master LP	6/1/2021	Buy	7,083	OTC Physically Settled Total Return Swap*	N/A	6/3/2024
Sachem Head Master LP	6/23/2021	Buy	99,795	OTC Physically Settled Total Return Swap	N/A	6/26/2024
Sachem Head Master LP	6/24/2021	Buy	103,150	OTC Physically Settled Total Return Swap	N/A	6/26/2024
Sachem Head Master LP	6/25/2021	Buy	61,890	OTC Physically Settled Total Return Swap	N/A	6/27/2024
Sachem Head Master LP	7/1/2021	Sell	400	OTC Call Option*	40.00	12/15/2023
Sachem Head Master LP	7/1/2021	Sell	1,600	OTC Call Option*	50.00	12/15/2023
Sachem Head Master LP	7/1/2021	Sell	61,028	OTC Physically Settled Total Return Swap	N/A	7/1/2024
Sachem Head Master LP	7/19/2021	Buy	137,598	OTC Physically Settled Total Return Swap	N/A	7/23/2024
Sachem Head Master LP	8/2/2021	Buy	4,033	OTC Physically Settled Total Return Swap*	N/A	8/2/2024
Sachem Head Master LP	8/23/2021	Buy	101,300	OTC Physically Settled Total Return Swap	N/A	8/27/2024
Sachem Head Master LP	8/24/2021	Buy	99,274	OTC Physically Settled Total Return Swap	N/A	8/28/2024
Sachem Head Master LP	9/1/2021	Buy	29,104	OTC Physically Settled Total Return Swap*	N/A	9/3/2024
Sachem Head Master LP	9/9/2021	Sell	10,900	OTC Call Option*	40.00	12/15/2023
Sachem Head Master LP	9/9/2021	Sell	43,700	OTC Call Option*	50.00	12/15/2023
Sachem Head Master LP	9/30/2021	Buy	81,720	OTC Physically Settled Total Return Swap	N/A	10/2/2024
Sachem Head Master LP	10/1/2021	Sell	100	OTC Call Option*	40.00	12/15/2023
Sachem Head Master LP	10/1/2021	Sell	300	OTC Call Option*	50.00	12/15/2023
Sachem Head Master LP	10/1/2021	Buy	40,510	OTC Physically Settled Total Return Swap	N/A	10/3/2024
Sachem Head Master LP	10/4/2021	Buy	81,020	OTC Physically Settled Total Return Swap	N/A	10/8/2024
Sachem Head Master LP	10/5/2021	Buy	48,612	OTC Physically Settled Total Return Swap	N/A	10/9/2024
Sachem Head Master LP	11/1/2021	Buy	100	OTC Call Option	40.00	12/15/2023
Sachem Head Master LP	11/1/2021	Buy	300	OTC Call Option	50.00	12/15/2023
Sachem Head Master LP	11/3/2021	Buy	11,696	OTC Physically Settled Total Return Swap	N/A	11/4/2024
Sachem Head Master LP	11/8/2021	Buy	77,975	OTC Physically Settled Total Return Swap	N/A	11/4/2024
Sachem Head Master LP	11/9/2021	Buy	65,020	OTC Physically Settled Total Return Swap	N/A	11/4/2024
Sachem Head Master LP	11/10/2021	Buy	77,974	OTC Physically Settled Total Return Swap	N/A	11/4/2024
Sachem Head Master LP	11/11/2021	Buy	70,177	OTC Physically Settled Total Return Swap	N/A	11/4/2024
Sachem Head Master LP	12/1/2021	Buy	1,984	Common Stock*	N/A	N/A
Sachem Head Master LP	1/3/2022	Sell	145,824	Common Stock	N/A	N/A
Sachem Head Master LP	1/3/2022	Sell	400	OTC Call Option	40.00	12/15/2023
Sachem Head Master LP	1/3/2022	Sell	1,300	OTC Call Option	50.00	12/15/2023
Sachem Head Master LP	1/26/2022	Sell	53,727	Common Stock	N/A	N/A
Sachem Head Master LP	1/27/2022	Sell	28,654	Common Stock	N/A	N/A
Sachem Head Master LP	1/31/2022	Sell	204,164	Common Stock	N/A	N/A
Sachem Head Master LP	2/1/2022	Sell	7,355	Common Stock*	N/A	N/A
Sachem Head Master LP	2/1/2022	Sell	107,242	Common Stock	N/A	N/A
Sachem Head Master LP	2/1/2022	Sell	100	OTC Call Option*	50.00	12/15/2023
Sachem Head Master LP	2/11/2022	Buy	29,490	Common Stock	N/A	N/A
Sachem Head Master LP	3/1/2022	Buy	4,503	Common Stock*	N/A	N/A
Sachem Head Master LP	4/1/2022	Buy	169,106	Common Stock*	N/A	N/A
Sachem Head Master LP	4/1/2022	Buy	500	OTC Call Option*	40.00	12/15/2023
Sachem Head Master LP	4/1/2022	Buy	1,700	OTC Call Option*	50.00	12/15/2023
SH Sagamore Master VIII Ltd.	5/3/2021	Buy	194,800	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	5/3/2021	Buy	100,000	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	5/6/2021	Buy	1,765	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	5/6/2021	Buy	253,235	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	6/1/2021	Buy	249,700	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	7/1/2021	Buy	300,000	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	7/2/2021	Buy	128,000	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	7/6/2021	Buy	201,052	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	7/7/2021	Buy	500,000	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	7/7/2021	Buy	50,000	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	9/9/2021	Buy	24,100	OTC Call Option*	40.00	12/15/2023
SH Sagamore Master VIII Ltd.	9/9/2021	Buy	96,200	OTC Call Option*	50.00	12/15/2023
SH Sagamore Master VIII Ltd.	11/23/2021	Buy	260,000	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	11/29/2021	Buy	500,000	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	11/30/2021	Buy	500,000	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	12/1/2021	Buy	30,500	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	12/1/2021	Buy	500,000	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	12/2/2021	Buy	300,000	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	12/3/2021	Buy	300,000	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	12/6/2021	Buy	500,000	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	12/7/2021	Buy	600,000	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	12/8/2021	Buy	500,000	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	12/9/2021	Buy	500,000	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	12/10/2021	Buy	300,000	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	12/13/2021	Buy	500,000	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	12/14/2021	Buy	700,000	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	12/15/2021	Buy	700,000	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	12/16/2021	Buy	418,870	Common Stock	N/A	N/A
SH Stony Creek Master Ltd.	9/9/2021	Buy	3,200	OTC Call Option*	40.00	12/15/2023
SH Stony Creek Master Ltd.	9/9/2021	Buy	12,800	OTC Call Option*	50.00	12/15/2023
SH Stony Creek Master Ltd.	11/3/2021	Buy	46,420	OTC Physically Settled Total Return Swap	N/A	11/4/2024
SH Stony Creek Master Ltd.	11/8/2021	Buy	309,468	OTC Physically Settled Total Return Swap	N/A	11/4/2024
SH Stony Creek Master Ltd.	11/9/2021	Buy	258,053	OTC Physically Settled Total Return Swap	N/A	11/4/2024
SH Stony Creek Master Ltd.	11/10/2021	Buy	309,468	OTC Physically Settled Total Return Swap	N/A	11/4/2024
SH Stony Creek Master Ltd.	11/11/2021	Buy	278,521	OTC Physically Settled Total Return Swap	N/A	11/4/2024
SH Stony Creek Master Ltd.	1/26/2022	Sell	13,636	Common Stock	N/A	N/A
SH Stony Creek Master Ltd.	1/27/2022	Sell	7,273	Common Stock	N/A	N/A
SH Stony Creek Master Ltd.	1/31/2022	Sell	51,818	Common Stock	N/A	N/A
SH Stony Creek Master Ltd.	2/1/2022	Sell	27,273	Common Stock	N/A	N/A

________________________

* Trade represents a rebalancing transaction.

I-1

SCHEDULE II

The following table is reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on April 11, 2022.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS, AND OFFICERS

The following table sets forth information as of March 21, 2022, the Record Date, unless otherwise indicated in the footnotes below, with respect to the beneficial ownership of our Common Stock by: (1) each individual or entity known to us to own beneficially more than 5% of our capital stock, (2) each of our directors, (3) each of our named executive officers, and (4) all of our directors and executive officers as a group. For each applicable beneficial owner, percent ownership has been computed based on a total of 247,874,035 shares, consisting of 223,116,794 shares of our Common Stock outstanding as of March 21, 2022 and 24,757,241 shares of Common Stock which would be received by KKR upon conversion of their Series A Preferred Stock as of such date.

The amounts and percentages of shares of our Common Stock beneficially owned are reported on the basis of SEC rules governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of the security. A person is also deemed a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be acquired this way are deemed to be outstanding for purposes of computing a person’s ownership percentage, but not for purposes of computing any other person’s ownership percentage. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities to which that person has no economic interest.

Except as otherwise indicated in the footnotes to the following table, each of the beneficial owners listed below has, to our knowledge, sole voting and investment power for the indicated shares of our capital stock. Unless otherwise noted, the address of each beneficial owner listed below is c/o US Foods Holding Corp., 9399 W. Higgins Road, Suite 100, Rosemont, IL 60018.

II-1

	Shares of Common Stock Beneficially Owned
Name and Address of Beneficial Owner	Number	Percent
Entities affiliated with Kohlberg Kravis Roberts & Co. L.P.(1) 9 West 57th Street, Suite 4200 New York, New York 10019	24,757,241	10.0%
FMR LLC(2) 245 Summer Street Boston, MA 02210	24,070,383	9.7%
Sachem Head Capital Management LP(3) 250 West 55th Street, 34th Floor New York, New York 10019	19,434,852	7.8%
The Vanguard Group, Inc.(4) 100 Vanguard Boulevard Malvern, PA 19355	18,673,480	7.5%
Invesco Ltd.(5) 1555 Peachtree Street NE, Suite 1800 Atlanta, GA 30309	15,887,719	6.4%
Boston Partners(6) One Beacon Street, 30th FL Boston, MA 02108	12,228,017	5.0%
Directors and Named Executive Officers(7)
Cheryl A. Bachelder	24,867	*
Court D. Carruthers	39,215	*
Robert M. Dutkowsky	52,941	*
Marla Gottschalk	—	*
Steven M. Guberman	385,464	*
Sunil Gupta	18,650	*
Andrew E. Iacobucci	223,049	*
Jay A. Kvasnicka	222,349	*
John A. Lederer	128,408	*
Dirk J. Locascio	236,754	*
Carl Andrew Pforzheimer	26,941	*
Quentin Roach	—	*
Pietro Satriano	1,047,231	*
Nathaniel H. Taylor(8)	—	*
David M. Tehle	25,175	*
Ann E. Ziegler	18,650	*
All directors and executive officers as a group (21 people)	3,121,979	1.2%

* Less than 1%.

(1)       Based solely on (i) information as of February 25, 2021 in Amendment No. 1 to Schedule 13D filed with the SEC by KKR Fresh Holdings L.P., KKR Fresh Holdings GP LLC (the general partner of KKR Fresh Holdings L.P.), KKR Fresh Aggregator L.P. (the sole member of KKR Fresh Holdings GP LLC), KKR Fresh Aggregator GP LLC (the general partner of KKR Fresh Aggregator L.P.), KKR Americas Fund XII L.P. (the sole member of KKR Fresh Aggregator GP LLC), KKR Associates Americas XII L.P. (the general partner of KKR Americas Fund XII L.P.), KKR Americas XII Limited (the general partner of KKR Associates Americas XII L.P.), KKR Group Partnership L.P. (the sole shareholder of KKR Americas XII Limited), KKR Group Holdings Corp. (the general partner of KKR Group Partnership L.P.), KKR & Co. Inc. (the sole shareholder of KKR Group Holdings Corp.), KKR Management LLP (the Series I preferred shareholder of KKR & Co. Inc.), and Henry R. Kravis and George R. Roberts (the founding partners of KKR Management LLP) (the “KKR Entities”) on February 26, 2021 reporting ownership of 523,127 shares of Series A Preferred Stock and (ii) 9,154 shares of Series A Preferred Stock issued to KKR Fresh Holdings L.P. as a dividend-in-kind on March 31, 2021 (the “Dividend”). As of February 25, 2021, KKR Fresh Holdings L.P. reported sole voting power and sole dispositive power over such shares. As of March 21, 2022, such shares were convertible into 24,757,241 shares of our Common Stock.

(2)       Based solely on information as of December 31, 2021 in Amendment No. 8 to Schedule 13G filed with the SEC by FMR LLC (“FMR”) and Abigail P. Johnson on February 9, 2022. As of December 31, 2021, FMR reported having sole voting power over 3,325,117 shares of our Common Stock and FMR and Abigail P. Johnson reported having sole dispositive power over 24,070,383 shares of our Common Stock.

II-2

(3)       Based solely on information as of February 15, 2022 in Amendment No. 4 to Schedule 13G filed with the SEC by Sachem Head Capital Management LP, Uncas GP LLC (“Uncas”), Sachem Head GP LLC, Scott D. Ferguson, Meredith Adler, James J. Barber, Jr., Jeri B. Finard, John J. Harris, Bernardo V. Hees, and David A. Toy on February 15, 2022. As of February 15, 2022, Sachem Head Capital Management LP, Uncas and Scott D. Ferguson reported having sole dispositive and sole voting power over no shares of our Common Stock and shared dispositive and shared voting power over 19,434,852 shares of our Common Stock; Sachem Head GP LLC reported having shared voting and shared dispositive power over 9,108,700 shares of our Common Stock; and Mses. Adler and Finard and Messrs. Barber Harris, Hess and Toy reported having voting and dispositive power over no shares of our Common Stock. The principal business address of each of Mses. Adler and Finard and Messrs. Barber, Harris, Hees and Toy were reported to be personal residences which have been retained in the files of Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York 10019.

(4)       Based solely on information as of December 31, 2021 in Amendment No. 4 to Schedule 13G filed with the SEC by The Vanguard Group, Inc. (“Vanguard”) on February 10, 2022. As of December 31, 2021, Vanguard reported having shared voting power over 108,560 shares of our Common Stock, sole dispositive power over 18,377,737 shares of our Common Stock, and shared dispositive power over 295,743 shares of our Common Stock.

(5)       Based solely on information as of December 31, 2021 in Amendment No. 1 to Schedule 13G filed with the SEC by Invesco Ltd. (“Invesco”) on February 10, 2022. As of December 31, 2021, Invesco reported having sole voting power over 15,520,336 shares of our Common Stock and sole dispositive power over 15,887,719 shares of our Common Stock.

(6)       Based solely on information as of December 31, 2021 in the Schedule 13 filed with the SEC by Boston Partners on February 11, 2022. As of December 31, 2021, Boston Partners reported having sole voting power over 10,589,433 shares of our Common Stock, shared voting power over 14,722 shares of our Common Stock and shared dispositive power over 12,228,017 shares of our Common Stock.

(7)       For our directors, named executive officers, and other executive officers, this includes shares of our Common Stock subject to stock options that are or may become exercisable within 60 days of March 21, 2022, shares underlying RSUs that are scheduled to vest within 60 days of March 21, 2022, and time-based restricted stock awards (“RSAs”) and performance-based restricted stock awards (“PRSAs”) outstanding as of March 21, 2022 over which the executive officers have sole voting power and no dispositive power, as follows:

Name	Stock Options (#)	Unvested RSUs (#)	Unvested RSAs (#)	Unvested PRSAs (#)
Cheryl A. Bachelder	—	4,874	—	—
Court D. Carruthers	2,436	4,874	—	—
Robert M. Dutkowsky	—	4,874	—	—
Marla Gottschalk	—	—	—	—
Steven M. Guberman	274,103	32,066	3,216	9,879
Sunil Gupta	—	4,874	—	—
Andrew E. Iacobucci	149,626	28,178	3,216	9,879
Jay A. Kvasnicka	162,772	27,050	3,216	9,879
John A. Lederer	4,871	4,874	—	—
Dirk J. Locascio	147,390	27,050	3,216	9,879
Carl Andrew Pforzheimer	—	4,874	—	—
Quentin Roach	—	—	—	—
Pietro Satriano	586,708	123,244	14,147	43,462
David M. Tehle	2,436	4,874	—	—
Ann E. Ziegler	—	4,874	—	—
All directors and executive officers as a group (21 people)	1,739,517	355,196	35,693	109,651

(8)       For Mr. Taylor, this does not include 532,281 shares, or 100%, of the Series A Preferred Stock (which are convertible into 24,757,241 shares of our Common Stock) held by the KKR Entities. Mr. Taylor is a partner and officer of one of the KKR Entities. He disclaims beneficial ownership of the shares held by the KKR Entities.

II-3

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Voting Stock you own, please give Sachem Head your proxy “FOR” the election of the Nominees and in accordance with Sachem Head’s recommendations on the other proposals on the agenda for the Annual Meeting by taking these three steps:

•	SIGNING the enclosed GOLD proxy card;
•	DATING the enclosed GOLD proxy card; and
•	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Voting Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Voting Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD voting form.

 If you have any questions or require any additional information concerning this Proxy Statement, please contact Innisfree at the address set forth below.

If you have any questions, require assistance in voting your GOLD proxy card,

or need additional copies of our proxy materials,

please contact Innisfree at the phone numbers listed below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (877) 456-3507

Banks and Brokers may call collect: (212) 750-5833

GOLD PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 11, 2022

US FOODS HOLDING CORP.

2022 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF SACHEM HEAD LP AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF US FOODS HOLDING CORP.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Scott D. Ferguson, Michael D. Adamski, Scott Winter, Steve Wolosky and Ryan Nebel, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock (the “Common Stock”) and all shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock” and together with the Common Stock, the “Voting Stock”) of US Foods Holding Corp. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2022 annual meeting of stockholders of the Company scheduled to be held on May 18, 2022, at 9:00 a.m., Central Daylight Time at 9399 W. Higgins Road, Suite 100, Rosemont, Illinois 60018 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Voting Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Sachem Head LP (“Sachem Head”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR ALL NOMINEES” IN PROPOSAL 1, [“FOR/AGAINST”] PROPOSAL 2, [“FOR/AGAINST”] PROPOSAL 3 AND [“FOR/AGAINST”] PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Sachem Head’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD PROXY CARD

[X] Please mark vote as in this example

SACHEM HEAD STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1 AND [MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2, 3 AND 4].

1.	Sachem Head’s proposal to elect [Meredith Adler, James J. Barber, Jr., Scott D. Ferguson, Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy] as directors of the Company.
		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEES EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	[Meredith Adler James J. Barber, Jr. Scott D. Ferguson Jeri B. Finard John J. Harris Bernardo V. Hees David A. Toy]	☐	☐	☐ ________________ ________________ ________________ ________________

Sachem Head does not expect that any of the nominees will be unable to stand for election, but, in the event any nominee is unable to serve or for good cause will not serve, the shares of Voting Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s organizational documents and applicable law. In addition, Sachem Head has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its organizational documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Company’s organizational documents and applicable law. In any such case, shares of Voting Stock represented by this proxy card will be voted for such substitute nominee(s).

Sachem Head intends to use this proxy to vote (i) “FOR” [Meredith Adler, James J. Barber, Jr., Scott D. Ferguson, Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy] and (ii) “FOR” the candidates who have been nominated by the Company to serve as directors, other than [____], [____], [____], [____] and [____], for whom Sachem Head is not seeking authority to vote for and will not exercise any such authority. The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected.

NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEES EXCEPT NOMINEE(S) WRITTEN BELOW” box and write the name(s) of the nominee(s) you do not support on the line(s) above. Your shares will be voted for the remaining nominee(s). You may also withhold authority to vote for the candidates nominated by the Company, other than [____], [____], [____], [____] and [____], by writing the name of such nominee(s) below.

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2.	Company’s proposal to approve, on an advisory basis, the compensation paid to the Company’s named executive officers, as disclosed in the Company’s proxy statement.
☐ FOR	☐ AGAINST	☐ ABSTAIN

GOLD PROXY CARD

3.	Company’s proposal to ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal 2022.
☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	Stockholder proposal concerning the Company’s greenhouse gas emissions.
☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

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(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.